Exhibit 99.1

connectivity environment security network service technology education Better growth workplace communities mental health content world value investments opportunities NOTICE OF 2023 ANNUAL GENERAL SHAREHOLDER MEETING AND MANAGEMENT PROXY CIRCULAR ANNUAL GENERAL MEETING MAY 4, 2023

What’s inside

8	The Board of Directors’ letter to shareholders	42

9	Compensation discussion & analysis	46

10	President and CEO compensation	58

11	Compensation of our named executive officers	62

12	Other important information	79

13	Schedule A – Withdrawn shareholder proposal	80

14	Caution regarding forward-looking statements	81

Five ways

to vote

by proxy

Voting by proxy is the easiest way to vote

Please refer to the proxy form or voting instruction form provided to you or to section 2, entitled About voting your shares, for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

Letter from the Chair of the Board

and the President and Chief Executive Officer

Dear fellow shareholders,

To align with our ESG standards and enable more people to attend and participate in shareholder meetings, the 2023 BCE Annual General Shareholder Meeting will be available via live video webcast only at https://web.lumiagm.com/435242716 at 9:30 a.m. (Eastern time) on Thursday, May 4, 2023. Please refer to section 2.1, entitled How to vote, under the headings Attending and participating at the meeting and How to ask questions, for further details.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we facilitate voting by enabling you to vote by proxy at any time prior to the meeting. We encourage you to do so and have enabled voting online, by phone, by email, by fax or by mail. You can also vote by attending the virtual meeting online. Please refer to the instructions in section 2.1, entitled How to vote, for further details.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors, our corporate governance practices, and reports from the standing committees of the Board. The circular also contains detailed information about our philosophy, policies and programs for executive compensation and how the Board receives input from shareholders on these matters.

At the meeting, we will review our strategy, financial position, business operations and the value we deliver to shareholders. We also look forward to responding to your questions.

Thank you for your continued confidence in BCE.

Sincerely,

Gordon M. Nixon	Mirko Bibic
Chair of the Board	President and CEO
March 2, 2023

Summary

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

Shareholder voting matters

	Board vote recommendation	Page reference for more information

Election of 14 Directors	FOR each nominee	8 and 9

Appointing Deloitte LLP as Auditors	FOR	8

Advisory Resolution on Executive Compensation	FOR	9 and 41

Our director nominees				Committee memberships
								Board and committee attendance 2022
									Other public boards
	Age	Director Since	Position							Top four competencies

M. Bibic Ontario	55	2020	President and CEO – BCE Inc. and Bell Canada					100%	1	• CEO/Senior Management • Government/Regulatory Affairs	• Media/Content • Telecommunications

D.F. Denison Ontario	70	2012	Corporate Director		C	✓		100%	2	• Accounting/Finance • CEO/Senior Management	• Governance • Human Resources/ Compensation

R.P. Dexter Nova Scotia	71	2014	Chair and CEO – Maritime Travel Inc.		✓		✓	100%	1	• Governance • Human Resources/ Compensation	• Retail/Customer • Risk Management

K. Lee Ontario	59	2015	Corporate Director	✓		✓		100%	1	• Accounting/Finance • CEO/Senior Management	• Governance • Risk Management

M.F. Leroux Québec	68	2016	Corporate Director	✓		C		100%	2	• Accounting/Finance • CEO/Senior Management	• Corporate Responsibility • Governance

S.A. Murray Ontario	67	2020	Corporate Director		✓		✓	100%	2	• CEO/Senior Management • Human Resources/ Compensation	• Investment Banking/ Mergers & Acquisitions • Risk Management

G.M. Nixon Ontario	66	2014	Corporate Director – Chair of the Board – BCE Inc. and Bell Canada					100%	2	• CEO/Senior Management • Governance	• Human Resources/ Compensation • Investment Banking/ Mergers & Acquisitions

L.P. Pagnutti Ontario	64	2020	Corporate Director	C			✓	100%	–	• Accounting/Finance • CEO/Senior Management	• Governance • Risk Management

C. Rovinescu Ontario	67	2016	Corporate Director		✓		C	100%	1	• CEO/Senior Management • Human Resources/ Compensation	• Retail/Customer • Risk Management

K. Sheriff Ontario	65	2017	Corporate Director			✓	✓	94.4%	1	• CEO/Senior Management • Risk Management	• Technology • Telecommunications

R.C. Simmonds Ontario	69	2011	Chair – Lenbrook Corporation			✓	✓	100%	–	• Governance • Government/Regulatory Affairs	• Technology • Telecommunications

J. Tory Ontario	67	2021	Corporate Director	✓	✓			100%	1	• CEO/Senior Management • Corporate Responsibility	• Human Resources/ Compensation • Retail/Customer

L. Vachon Québec	60	2022	Operating Partner – J.C. Flowers & Co.		✓		✓	100%	3	• CEO/Senior Management • Human Resources/ Compensation	• Retail/Customer • Risk Management

C. Wright Ontario	49	2021	President – Wittington Investments, Limited	✓		✓		100%	3 (1)	• Corporate Responsibility • Government/ Regulatory Affairs	• Governance • Investment Banking/ Mergers & Acquisitions

(1)

In connection with being President of Wittington Investments, Limited, the controlling shareholder of George Weston Limited, Loblaw Companies Limited and Choice Properties REIT, C. Wright is a director of each of these companies, which are all affiliates in the Weston group.

2            BCE INC. 2023 PROXY CIRCULAR

Corporate governance

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

Board information and

governance best practices

14	Size of Board

13	Independent Directors

99.5%	2022 Board and Committee Director Attendance Record

✓	Board Committee Members Are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 8 Non-Executive Director Nominees ≤7 Years Tenure

✓	Share Ownership Guidelines for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

      Highlights

•	Reviewed, and recommended that the Board approve, an enhanced ESG oversight model. Details on pages 29, 30 and 36.

•	Gender diverse directors represent 36% of director nominees. Details on page 23.

•	Members of visible minorities represent 14% of director nominees. Details on page 23.

•	Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees. Details on page 25.

•	Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year. Details on page 19.

Executive compensation

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, with target positioning at the 60th percentile of the comparator group for strong performers.

•	BASE SALARY: rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group.

•	ANNUAL INCENTIVE: encourages strong performance against yearly corporate and individual objectives.

•	LONG-TERM INCENTIVE: aligns with long-term interests of shareholders.

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. They are structured to create sustainable value for shareholders by attracting, motivating and retaining the executive officers needed to drive the business strategy, and rewarding them for delivering on our goal of advancing how Canadians connect with each other and the world, through the successful execution of our six strategic imperatives. As noted in the Compensation Discussion & Analysis, the Long-term incentive plan (LTIP) is comprised of 50% Restricted share units (RSUs) and 50% Performance share units (PSUs), and no changes were made to the LTIP program for 2022, and further, no additional changes are planned for 2023. No stock options were granted in 2022.

2022 Target pay at risk (1)

(1)

Based on 2022 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards and PSU awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

Overview of executive compensation

best practices adopted by BCE

•	Stringent share ownership requirements.

•	Emphasis on pay at risk for executive compensation.

•	Double trigger change-in-control policy.

•	Anti-hedging policy on share ownership and incentive compensation.

•	Clawbacks for the President & CEO and all EVPs as well as all option holders.

•	Caps on BCE Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to long-term incentive grants.

•	Vesting criteria aligned to shareholder interests. Details on page 49.

Notice of 2023 annual general shareholder meeting and meeting materials 1

1	Notice of 2023 annual general shareholder meeting and
meeting materials

Your vote is important

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or online at the virtual meeting.

In this document, you, your and shareholder mean the common shareholders of BCE. We, us, our, Corporation and BCE mean, as the context may require, either BCE Inc., or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates, unless otherwise indicated. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, it’s subsidiaries, joint arrangements and associates. The information in this document is at March 2, 2023, unless otherwise indicated.

When	Thursday, May 4, 2023, 9:30 a.m. (Eastern time)

Virtual meeting	Virtual-only meeting via live video webcast at https://web.lumiagm.com/435242716

What the meeting	1.	receiving the financial statements for the year ended December 31, 2022, including the auditors’ reports

is about	2.	electing 14 directors who will serve until the end of the next annual shareholder meeting

	3.	appointing the auditors who will serve until the end of the next annual shareholder meeting

	4.	considering an advisory (non-binding) resolution on executive compensation

The meeting may also consider other business that properly comes before it.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 13, 2023.

You have the right to vote your shares on items 2 to 4 listed above and any other items that may properly come before the meeting or any adjournment.

Meeting materials

As permitted by Canadian securities regulators, we are using notice-and-access to deliver this circular and our annual financial report (meeting materials) to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials are available at www.meetingdocuments.com/TSXT/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

You may request a paper copy of the meeting materials at no cost up to one year from the date the meeting materials were filed on SEDAR. You may make such a request at any time prior to the meeting at www.meetingdocuments.com/TSXT/bce or by contacting our transfer agent, TSX Trust Company (TSXT), at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) and following the instructions. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 13, 2023 (this factors the three business day period for processing requests as well as typical mailing times). After the meeting, requests may be made by calling 1-800-339-6353.

Approval of this circular	The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board,
Martin Cossette Vice President, Corporate Strategy (M&A) and Corporate Secretary Montréal, Québec March 2, 2023

4            BCE INC. 2023 PROXY CIRCULAR

About voting your shares 2

2	About voting your shares

2.1	How to vote

The record date for determining shareholders entitled to vote is March 13, 2023. You have one vote for each common share you hold on that date. As at March 2, 2023, 912,159,109 common shares were outstanding.

Registered shareholders

You are a registered shareholder when your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 By proxy (proxy form)

You may give your voting instructions in the following manner:

Internet Go to www.tsxtrust.com/vote-proxy and follow the instructions.

Telephone Call 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) from a touch-tone phone.

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

Email or Fax Complete your proxy form and return it by fax to 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries), or scan and email to proxyvote@tmx.com.

Mail Complete your proxy form and return it in the prepaid envelope provided.

Our transfer agent, TSXT, must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 2, 2023.

OPTION 2 At the virtual meeting

Registered shareholders may vote at the meeting by voting online during the meeting, as further described below under Attending and participating at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest. This is because we and TSXT, our transfer agent, do not have a record of the non-registered shareholders of the company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all of the applicable instructions, including the deadline, provided by your intermediary. See Appointment of a third party as proxy and Attending and participating at the meeting below.

Non-registered shareholders

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 By proxy (voting instruction form)

You may give your voting instructions in the following manner:

Internet Go to www.ProxyVote.com and follow the instructions.

Telephone

Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder.

Mail Complete your voting instruction form and return it in the prepaid envelope provided.

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on May 2, 2023. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on May 1, 2023.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to TSXT by mail, fax or email before noon (Eastern time) on May 2, 2023.

Appointment of a third party as proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the BCE proxyholders named in the form of proxy or voting instruction form. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.

Shareholders who wish to appoint someone other than the BCE proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online or by telephone, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a 13-digit Control Number that is required to vote at the meeting.

About voting your shares 2

STEP 1:

Submit your form of proxy or voting instruction form: To appoint someone other than the BCE proxyholders as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading Attending and participating at the meeting.

If you are a non-registered shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under Attending and participating at the meeting, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TSXT. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: proxyvote@tmx.com (if by email), or TSX Trust Company, Attention: Proxy Department, 1170 Birchmount Rd, Scarborough, ON M1P 5E3 (if by courier) and in both cases, must be labelled “Legal Proxy” and received no later than the voting deadline of noon (Eastern Time) on May 2, 2023.

STEP 2:

Register your proxyholder: To register a third-party proxyholder, shareholders MUST complete the online form available at www.tsxtrust.com/control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon (Eastern time) on May 2, 2023, and provide TSXT with the required proxyholder contact information so that TSXT may provide the proxyholder with a 13-digit Control Number via email. Without a 13-digit Control Number, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

If you are unsure whether you are a registered or non-registered shareholder, please contact TSXT by email at bce@tmx.com or by telephone at 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries).

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

Attending and participating at the meeting

BCE is holding the meeting in a virtual-only format, which will be conducted via live video webcast. Shareholders will not be able to attend the meeting in person. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered

(beneficial) shareholders who have duly appointed themselves as proxyholder, to participate at the meeting and ask questions, all in real time. Registered shareholders and duly appointed proxyholders can vote online at the appropriate times during the meeting.

•	Log in online at https://web.lumiagm.com/435242716. The link will become accessible one hour before the meeting starts.

•

If you are a registered shareholder or duly appointed proxyholder, including a non-registered (beneficial) shareholder who has duly appointed yourself as proxyholder, select “I have a login” and then enter your 13-digit Control Number and password bce2023 (case sensitive).

Registered shareholders: Your 13-digit Control Number is the control number located on the form of proxy or in the email notification you received.

Duly appointed proxyholders: TSXT will provide the proxyholder with a 13-digit Control Number by email after the proxy voting deadline of noon (Eastern time) on May 2, 2023 has passed and the proxyholder has been duly appointed AND registered as described in Appointment of a third party as proxy above.

•	If you are a guest, including a non-registered (beneficial) shareholder who has not duly appointed yourself as proxyholder, select “I am a guest” and register online.

Guests can listen to the meeting, but are not able to vote or ask questions.

It is important that you are connected to the Internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure. For additional information about attending the meeting online, refer to the AGM user guide available on our website at BCE.ca/AGM2023.

How to ask questions

Only registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, can submit questions:

•

In advance of the meeting through our website at BCE.ca/AGM2023, under Ask a Question or by contacting the Corporate Secretary by email at corporate.secretariat@bell.ca, by telephone at 514-786-8424, or at the address set out in section 12.4, entitled How to request more information. Questions submitted in advance must be received by 9:30 a.m. (Eastern time) on May 3, 2023, to be included in the meeting.

•

During the meeting, at https://web.lumiagm.com/435242716, with a BCE representative reading the question, or by telephone at the number set out on our website at BCE.ca/AGM2023. Questions can be submitted at any time during the meeting until the chair of the meeting closes the question period. It is recommended that shareholders and duly appointed proxyholders attending the meeting online submit their questions as soon as possible during the meeting so that they can be addressed at the appropriate time.

Questions related to the matters of business will be addressed at the time such matter is being discussed. Other questions will be addressed during the question period after the business of the meeting has been completed. Questions on the same topic or otherwise related will be grouped, summarized and addressed at the same time. If you duly submit a question that is not answered during the meeting, we will communicate with you after the meeting if you have provided your contact information.

For more information, including the AGM user guide and the rules of procedure, consult BCE.ca/AGM2023.

6            BCE INC. 2023 PROXY CIRCULAR

About voting your shares 2

2.2	How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against”, depending on the item to be voted on.

When you sign the proxy form or voting instruction form, you authorize Gordon M. Nixon, Mirko Bibic, Robert P. Dexter or Monique F. Leroux, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

•	FOR electing the 14 nominated directors listed in the circular

•	FOR appointing Deloitte LLP as auditors

•	FOR approving the advisory resolution on executive compensation.

You may appoint another person to attend the virtual meeting online and vote your shares for you. If you wish to do so, follow the instructions set out above in section 2.1, entitled How to vote. This person does not have to be a shareholder. Your proxyholder will vote your shares as your proxyholder sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

The election of directors, appointment of the auditors and approval of the advisory resolution on executive compensation will each be determined by a majority of votes cast at the meeting by proxy or by attending the virtual meeting online.

2.3	Changing your vote

You can change a vote you made by proxy by:

•

voting again on the Internet or by telephone before noon (Eastern time) on May 2, 2023, if you are a registered shareholder, or noon (Eastern time) on May 1, 2023, if you are a non-registered shareholder;

•

if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing and sending it by mail, email or fax as instructed on your proxy form so that it is received before noon (Eastern time) on May 2, 2023; or

•	if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before noon (Eastern time) on May 2, 2023.

2.4	Other information

TSXT counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

To help you make an informed decision, please read this circular and our annual financial report for the year ended December 31, 2022, which you can access on our website at BCE.ca, at www.meetingdocuments.com/TSXT/bce, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, and compensation of directors and executives.

The annual financial report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis (MD&A). For our caution regarding forward-looking statements, see section 14, entitled Caution regarding forward-looking statements.

Proxy materials are sent to our registered shareholders through our transfer agent, TSXT. We do not send proxy-related materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials.

2.5	Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, TMX Investor Solutions Inc.:

North American toll free phone: 1-866-406-2287

International phone (outside of North America): 201-806-7301

Email: INFO_TMXIS@TMX.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained TMX Investor Solutions Inc. to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

What the meeting will cover 3

3	What the meeting will cover

3.1	Receiving our financial statements

BCE’s annual audited financial statements are included in our 2022 annual financial report.

3.2	Electing directors

Please see section 4, entitled About the nominated directors, for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board, and each was elected at our 2022 annual shareholder meeting, held on May 5, 2022, by at least a majority of the votes cast, with the exception of Louis Vachon, who was appointed to the Board in October 2022. The Board recommends that you vote FOR the election of the 14 individuals nominated.

Majority voting

Amendments to the Canada Business Corporations Act (CBCA), which came into force on August 31, 2022, establish a majority voting requirement for directors. Specifically, the CBCA now requires that, for elections at which there is only one candidate nominated for each position available on the Board, shareholders vote “for” or “against” individual directors (rather than “for” or “withhold”) and each candidate is elected only if they receive a majority of votes cast in their favour. The CBCA provides that if an incumbent director is not elected in those circumstances, the director may continue in office until the earlier of (i) the 90th day after the day of the election, and (ii) the day on which their successor is appointed or elected.

The Board determined that these new CBCA requirements, which apply to BCE, made BCE’s majority voting policy redundant and, therefore, repealed the policy.

You will be electing the 14 members of your Board

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election of all nominees listed in this circular.

3.3	Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.

The Audit Committee performs an annual assessment of the quality of the services rendered, their communication and the performance by Deloitte LLP as auditors of the Corporation. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings, the reports presented to the Audit Committee, a review of relevant inspection reports issued by the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board (PCAOB), and a survey of management and the Audit Committee members as it relates to auditor independence, objectivity, professional scepticism, quality of service, quality of the audit engagement team and communications. Further, the Audit Committee evaluates the benefits and risks of having a long-tenured auditor and the controls and processes that ensure their independence, such as mandatory partner rotations every five years.

A more comprehensive review is conducted every five years. The last comprehensive review was performed in 2021 and covered the five-year period ended December 31, 2020. The scope of the review covered audit quality, including independence, objectivity and professional scepticism, quality of service, communication and Deloitte LLP’s ability to meet BCE’s future needs. As part of the review, the Audit Committee analyzed instances where Deloitte challenged management and clearly demonstrated professional scepticism, conducted interviews with Deloitte LLP’s senior Canadian firm management as well as internal senior management, and reviewed CPAB and PCAOB inspection reports issued from 2015 to 2020.

Given the satisfactory results of the annual assessment regarding the 2022 audit and the comprehensive review performed in 2021 covering the five-year period ended December 31, 2020, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

To uphold best governance practices with respect to auditor independence, the Audit Committee’s current intent is to soon initiate a request for proposal process regarding BCE auditor services.

You will be appointing your auditors

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2022 (in $ millions)	2021 (in $ millions)

Audit fees (1)	9.8	8.6

Audit-related fees (2)	3.3	2.9

Tax fees (3)	0.3	0.4

All other fees (4)	0.1	0.1

Total (5)	13.5	12.0

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $13.5 million in 2022 and $12.0 million in 2021 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2022 and $9.6 million in 2021.

8            BCE INC. 2023 PROXY CIRCULAR

About the nominated directors 4

3.4	Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our shareholders on a sustainable basis. As a shareholder, you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular provided in advance of the 2023 Annual General Shareholder Meeting.

The Board recommends that you vote FOR this resolution.

3.5	Other business

At the meeting, we will also:

•	provide an update on our business operations, and

•	invite questions and comments from shareholders.

If you are not a shareholder, you may view the meeting webcast as a guest.

You will vote on an advisory resolution

on executive compensation

Because your vote is advisory, it will not be binding upon the Board. However, the Management Resources and Compensation Committee (Compensation Committee) will review and analyze the results of the vote and take into consideration such results when reviewing our executive compensation philosophy, policies and programs. Please see section 6.3, entitled Shareholder engagement, for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation.

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as your proxyholder sees fit.

4	About the nominated directors

The following pages include a profile of each nominated director, with an explanation of each nominated director’s experience, qualifications, top four areas of expertise, attendance at the Board and its committees, ownership and value of equity securities of BCE and extent of fulfilment of the five-year BCE share ownership guideline (based on December 31, 2022 ownership), previous voting results, as well as participation on the boards of other public companies. A tabular summary of our directors’ top skills can be found in section 6.1, entitled Board of Directors, under the heading Competency requirements and other information. Current committee memberships and current committee chairpersons can be found under the heading Committees of the Board of Directors in section 6.1. For more information on the compensation paid to non-executive directors, please refer to section 5, entitled Director compensation. For more information on our five-year share ownership guideline, please refer to section 5.3, entitled Share ownership guideline.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as at December 31, 2021 and 2022. The total value of common shares and DSUs held by non-executive director nominees is determined by multiplying the number of common shares and DSUs of BCE held by each director nominee by the closing price of BCE’s common shares on the Toronto Stock Exchange as at December 31, 2021 and 2022, being $65.81 and $59.49, respectively.

Total shareholdings of nominated directors

	December 31, 2022	December 31, 2021

BCE Common Shares	217,043	200,828

BCE Deferred Share Units	527,224	431,522

Total Shares/DSUs	744,267	632,350

Value ($)	44,532,215	41,614,986

Your directors own a significant

shareholding interest in BCE, aligning

their interests with yours

Board information and governance best practices

14	Size of Board

13	Independent Directors

99.5%	2022 Board and Committee Director Attendance Record

✓	Board Committee Members Are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 8 Non-Executive Director Nominees ≤7 Years Tenure

✓	Share Ownership Guidelines for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

About the nominated directors 4

Mirko Bibic Toronto (Ontario) Canada

President and CEO

BCE Inc. and Bell Canada

Since January 2020

Age: 55

Status: Not Independent

Joined Board: January 2020

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Government/Regulatory Affairs

•  Media/Content

•  Telecommunications

2022 Annual Meeting Votes in Favour: 99.57%

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, Mirko Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, operate with agility and efficiency, and support the Bell team and our communities toward a sustainable future. Mr. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer. Mr. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Royal Bank of Canada	2022–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	21,060	18,376

BCE DSUs	136,146	113,683

Total Shares/DSUs (#)	157,206	132,059

Total Value ($)	9,607,954	8,690,837

Share ownership guidelines

Please see the heading Share ownership requirements on page 56 under section 9.6, entitled 2022 Compensation elements, for more details on M. Bibic’s specific share ownership requirements. Share ownership value is calculated using the higher of acquisition cost and the current market value at December 31.

David F. Denison, FCPA, FCA Toronto (Ontario) Canada

Corporate Director

Since June 2012

Age: 70

Status: Independent

Joined Board: October 2012

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Governance

•  Human Resources/Compensation

2022 Annual Meeting Votes in Favour: 98.12%

David Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as an Advisor to the Government of Singapore Investment Corporation and Whitehorse Liquidity Partners. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, and is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honourary Doctor of Laws degree from York University in 2016.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Governance Committee	5/5	–	5/5

Compensation Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Royal Bank of Canada	2012–present

Element Fleet Management Corp. (Chair)	2019–present

Past boards (last five years)

Hydro One Limited	2015–2018

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	1,382	1,309

BCE DSUs	54,466	47,025

Total Shares/DSUs (#)	55,848	48,334

Total Value ($)	3,322,398	3,180,861

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (2.6×)

10            BCE INC. 2023 PROXY CIRCULAR

About the nominated directors 4

Robert P. Dexter Halifax (Nova Scotia) Canada

Chair and CEO

Maritime Travel Inc.

Since July 1979

Age: 71

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

•  Governance

•  Human Resources/Compensation

•  Retail/Customer

•  Risk Management

2022 Annual Meeting Votes in Favour: 99.31%

Robert Dexter has been Chair and CEO of Maritime Travel Inc. (an integrated travel company) since 1979. He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has over 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant and later, the Bell Aliant boards until October 2014. Mr. Dexter was also Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Compensation Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

High Liner Foods Inc.	1992–present

Past boards (last five years)

Wajax Corporation (Chair)	1988–2022

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	7,526	7,526

BCE DSUs	62,685	55,335

Total Shares/DSUs (#)	70,211	62,861

Total Value ($)	4,176,852	4,136,882

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (3.2×)

Katherine Lee (1) Toronto (Ontario) Canada

Corporate Director

Since March 2018

Age: 59

Status: Independent

Joined Board: August 2015

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Governance

•  Risk Management

2022 Annual Meeting Votes in Favour: 99.14%

Katherine Lee is a corporate director and, from 2010 to February 2015, served as President and CEO of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is a director of Colliers International Group and Public Sector Pension Investments.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Audit Committee	5/5	–	5/5

Governance Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Colliers International Group Inc.	2015–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	6,000	6,000

BCE DSUs	25,781	22,407

Total Shares/DSUs (#)	31,781	28,407

Total Value ($)	1,890,652	1,869,465

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (1.5×)

(1)	Audit Committee financial expert.

About the nominated directors 4

Monique F. Leroux, C.M., O.Q., FCPA, FCA (1) Montréal (Québec) Canada

Corporate Director

Since April 2016

Age: 68

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Corporate Responsibility

•  Governance

2022 Annual Meeting Votes in Favour: 98.84%

Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Monique Leroux is a corporate director. She serves as an independent board member of global companies such as Michelin and Alimentation Couche-Tard Inc. and Lallemand Inc. (a privately-owned company). She is also senior advisor (non-executive) of Fiera Capital. As such, she brings to these boards her diverse experience, among others as Partner at Ernst and Young and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. From 2020 to 2022, she was Chair of the Industry Strategy council by the Minister of Innovation, Science and Industry Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec and she served as an independent board member of S&P Global from 2016 to 2022. She is also Vice-Chair of the Orchestre symphonique de Montréal and Chair of the Conservatoire de musique et d’Art dramatique du Québec. Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from 10 Canadian universities in recognition of her contribution to the business sector and to the community.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Audit Committee	5/5	–	5/5

Governance Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Alimentation Couche-Tard Inc.	2015–present

Michelin Group	2015–present

Past boards (last five years)

S&P Global Inc.	2016–2022

Crédit Industriel et Commercial	2013–2017

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	2,000	2,000

BCE DSUs	29,804	23,929

Total Shares/DSUs (#)	31,804	25,929

Total Value ($)	1,892,020	1,706,387

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (1.5×)

(1)	Audit Committee financial expert.

Sheila A. Murray Toronto (Ontario) Canada

Corporate Director

Since March 2019

Age: 67

Status: Independent

Joined Board: May 2020

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Human Resources/Compensation

•  Investment Banking/Mergers & Acquisitions

•  Risk Management

2022 Annual Meeting Votes in Favour: 99.17%

Sheila Murray is a corporate director and, from 2016 to 2019, served as President of CI Financial Corp. (an investment fund company). Previously, she had been Executive Vice President, General Counsel and Secretary following a 25-year career at Blake, Cassels & Graydon LLP (a law firm), where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees. Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School. She has taught securities regulation at Queen’s University. She has also taught corporate finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is Chair of the Board of Teck Resources Limited and a trustee of Granite REIT, and has been a director of a number of other private and public companies. Ms. Murray received her Bachelor of Commerce, and Law degrees from Queen’s University.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Compensation Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Teck Resources Limited (Chair)	2018–present

Granite REIT (Trustee)	2019–present

Past boards (last five years)

CI Financial Corp.	2018–2022

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	4,500	1,000

BCE DSUs	11,022	6,471

Total Shares/DSUs (#)	15,522	7,471

Total Value ($)	923,404	491,667

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): May, 2025 (0.7×)

12            BCE INC. 2023 PROXY CIRCULAR

About the nominated directors 4

Gordon M. Nixon Toronto (Ontario) Canada

Corporate Director

Since September 2014

Age: 66

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Governance

•  Human Resources/Compensation

•  Investment Banking/Mergers & Acquisitions

2022 Annual Meeting Votes in Favour: 99.45%

Gordon Nixon has been Chair of the Board of BCE Inc. and Bell Canada since April 2016. He was President and CEO of the Royal Bank of Canada (a chartered bank) from August 2001 to August 2014. Mr. Nixon first joined RBC Dominion Securities Inc. (an investment banking firm) in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a past Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies, and is a Trustee of the Art Gallery of Ontario. He is a Director and Chair of the Corporate Governance Committee at Blackrock, Inc. and is Lead Director of George Weston Limited. Mr. Nixon earned a Bachelor of Commerce degree with Honours from Queen’s University and was awarded honourary Doctorate of Law degrees from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario and was inducted into the Canadian Business Hall of Fame.

Board & committee attendance during 2022

	Regular	Special	Total

Board (Chair)	6/6	2/2	8/8

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

George Weston Limited	2014–present

BlackRock, Inc.	2015–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	20,000	20,000

BCE DSUs	68,499	56,742

Total Shares/DSUs (#)	88,499	76,742

Total Value ($)	5,264,806	5,050,391

Share ownership guideline: met or target date to meet

Five-Year Target ($2,625,000): Met (2.0×)

Louis P. Pagnutti, FCPA, FCA (1) Toronto (Ontario) Canada

Corporate Director

Since September 2020

Age: 64

Status: Independent

Joined Board: November 2020

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Governance

•  Risk Management

2022 Annual Meeting Votes in Favour: 98.99%

Louis Pagnutti is a corporate director and was Global Managing Partner Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal, shared services, and procurement. Mr. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chair and CEO of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Audit Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

N/A

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	1,050	1,050

BCE DSUs	9,962	4,932

Total Shares/DSUs (#)	11,012	5,982

Total Value ($)	655,104	393,675

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): November, 2025 (0.5×)

(1)	Audit Committee financial expert.

About the nominated directors 4

Calin Rovinescu, C.M. Toronto (Ontario) Canada

Corporate Director

Since February 2021

Age: 67

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Human Resources/Compensation

•  Retail/Customer

•  Risk Management

2022 Annual Meeting Votes in Favour: 99.40%

Calin Rovinescu is a corporate director, venture capital investor and senior advisor to several corporations. He served as President and Chief Executive Officer of Air Canada from April 2009 until his retirement on February 15, 2021, and also held various senior leadership roles from 2000 to 2004. From 2004 to 2009, Mr. Rovinescu was a co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montréal. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014 to 2015. He is a member of the Board of Directors of the Bank of Nova Scotia and a senior advisor to Brookfield Asset Management Inc. and Teneo. Mr. Rovinescu holds Bachelor of Laws degrees from Université de Montréal and the University of Ottawa and has been awarded six honourary doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu served as Chancellor of the University of Ottawa from 2015 to 2022. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2019, he was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by The Globe and Mail’s Report on Business magazine. Mr. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Compensation Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

The Bank of Nova Scotia	2020–present

Past boards (last five years)

Air Canada	2009–2021

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	26,290	24,891

BCE DSUs	29,804	23,929

Total Shares/DSUs (#)	56,094	48,820

Total Value ($)	3,337,032	3,212,844

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (2.6×)

Karen Sheriff Toronto (Ontario) Canada

Corporate Director

Since October 2016

Age: 65

Status: Independent

Joined Board: April 2017

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Risk Management

•  Technology

•  Telecommunications

2022 Annual Meeting Votes in Favour: 99.22%

Karen Sheriff was President and CEO of Q9 Networks Inc. (a data centre services provider) from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant (a telecommunications company) from 2008 to 2014, following more than nine years in senior leadership positions at BCE. Ms. Sheriff is also a past director of the Canada Pension Plan Investment Board (an investment management organization). Early on in her career, Ms. Sheriff spent over 10 years at United Airlines, in the areas of marketing and strategy. Ms. Sheriff holds a master’s degree in Business Administration, with concentrations in Marketing and Finance, from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for both 2013 and 2014 by Women of Influence Inc. In 2012, she was named Woman of the Year by Canadian Women in Communications and Technology, and has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	1/2	7/8

Governance Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			94.4%

Other public board directorships

Present boards

Emera Inc.	2021–present

Past boards (last five years)

WestJet Airlines Ltd.	2016–2019

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	6,075	6,075

BCE DSUs	24,088	18,829

Total Shares/DSUs (#)	30,163	24,904

Total Value ($)	1,794,397	1,638,932

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (1.4×)

14            BCE INC. 2023 PROXY CIRCULAR

About the nominated directors 4

Robert C. Simmonds Toronto (Ontario) Canada

Chair

Lenbrook Corporation

Since April 2002

Age: 69

Status: Independent

Joined Board: May 2011

Top 4 Areas of Expertise:

•  Governance

•  Government/Regulatory Affairs

•  Technology

•  Telecommunications

2022 Annual Meeting Votes in Favour: 98.94%

Robert Simmonds has been Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Innovation, Science and Economic Development, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Electrical Engineering at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry. In 2019, Mr. Simmonds was inducted into the Engineering Alumni Hall of Distinction of the University of Toronto.

Board & committee attendance during 2022

	REGULAR	SPECIAL	TOTAL

Board	6/6	2/2	8/8

Governance Committee	5/5	–	5/5

Risk and Pension Fund Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

N/A

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	108,800	108,800

BCE DSUs	60,708	53,466

Total Shares/DSUs (#)	169,508	162,266

Total Value ($)	10,084,031	10,678,725

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): Met (7.8×)

Jennifer Tory, C.M. Toronto (Ontario) Canada

Corporate Director

Since December 2019

Age: 67

Status: Independent

Joined Board: April 2021

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Corporate Responsibility

•  Human Resources/Compensation

•  Retail/Customer

2022 Annual Meeting Votes in Favour: 99.38%

Jennifer Tory is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank), where she held responsibility for Brand, Marketing, Citizenship & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014–2017. Throughout her 42-year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations, including overseeing digital and cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the Sunnybrook Hospital Foundation Board and recently completed her term on the Board of the Toronto International Film Festival, the past five years as Chair. A champion of diversity, Ms. Tory is the recipient of numerous awards recognizing her work related to the advancement of women and advocacy for BIPOC and LGBTQ+ communities.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Audit Committee	5/5	–	5/5

Compensation Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Allied Properties REIT	2020–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	5,843	2,343

BCE DSUs	6,705	2,387

Total Shares/DSUs (#)	12,548	4,730

Total Value ($)	746,481	311,281

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): April, 2026 (0.6×)

About the nominated directors 4

Louis Vachon, C.M., O.Q. Montréal (Québec) Canada

Operating Partner

J.C. Flowers & Co.

Since January 2022

Age: 60

Status: Independent

Joined Board: October 2022

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Human Resources/Compensation

•  Retail/Customer

•  Risk Management

2022 Annual Meeting Votes in Favour: N/A

Louis Vachon is an Operating Partner at J.C. Flowers & Co. Previously, he was President and Chief Executive Officer of the National Bank of Canada, from June 2007 to November 2021. Mr. Vachon is also a corporate director who serves on the boards of directors of Alimentation Couche-Tard Inc., Groupe CH Inc., MDA Ltd. and Molson Coors Beverage Company, and is involved with a number of social and cultural organizations. Mr. Vachon holds a master’s degree in International Finance from Tufts’ Fletcher School, a bachelor’s degree in Economics from Bates College, and is a Chartered Financial Analyst. Mr. Vachon is a recipient of the Global Citizens Award from the United Nations Association in Canada, a Member of the Order of Canada, an Officer of the National Order of Québec, a Knight of the Ordre de Montréal, and was appointed Honorary Colonel of Les Fusiliers Mont-Royal. He has been honoured with The Fraser Institute Founders’ Award, and named CEO of the Year by Canadian Business magazine and Financial Personality of the Year by the business publication Finance et Investissement. The University of Ottawa, Bishop’s University, Ryerson University and Concordia University have awarded Mr. Vachon honorary doctorates.

Board & committee attendance during 2022 (1)

	Regular	Special	Total

Board	2/2	0/0	2/2

Compensation Committee	1/1	–	1/1

Risk and Pension Fund Committee	1/1	–	1/1

Total Board & Committee Attendance			100%

Other public board directorships

Present boards

Molson Coors Beverage Company	2012–present

Alimentation Couche-Tard Inc.	2021–present

MDA Ltd.	2021–present

Past boards (last five years)

National Bank of Canada	2007–2021

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	5,000	N/A

BCE DSUs	849	N/A

Total Shares/DSUs (#)	5,849	N/A

Total Value ($)	347,957	N/A

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): October, 2027 (0.3×)

(1)	Joined the Board on October 21, 2022.

Cornell Wright Toronto (Ontario) Canada

President

Wittington Investments, Limited

Since January 2022

Age: 49

Status: Independent

Joined Board: April 2021

Top 4 Areas of Expertise:

•  Corporate Responsibility

•  Governance

•  Government/Regulatory Affairs

•  Investment Banking/Mergers & Acquisitions

2022 Annual Meeting Votes in Favour: 98.90%

Cornell Wright is President of Wittington Investments, Limited (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties). Mr. Wright joined Wittington in 2021 following a 20-year career at Torys LLP (a law firm), where he was a leading corporate lawyer. He served as Chair of the firm’s Corporate Department and was co-head of the firm’s M&A Practice. As a lawyer, his practice has focused on M&A transactions, both public and private, and other critical situations. He played a lead role acting for some of Canada’s largest public and private companies in their most significant strategic matters. Mr. Wright has a broad range of experience in complex transactional, securities, family-controlled business, private equity, regulatory, governance, activism and compliance matters. He counselled boards of directors and board committees on corporate governance matters, crisis management and shareholder engagement issues. He is a Fellow of The American College of Governance Counsel. Mr. Wright is Chair of the Board of Directors of the National Ballet of Canada, a Trustee of University Health Network and Executive-in-Residence at the Rotman School of Management. He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

Board & committee attendance during 2022

	Regular	Special	Total

Board	6/6	2/2	8/8

Audit Committee	5/5	–	5/5

Governance Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

Other public board directorships

Present boards (1)

Choice Properties REIT	2022–present

George Weston Limited	2022–present

Loblaw Companies Limited	2022–present

Past boards (last five years)

N/A

Ownership and total value of equity

	December 31, 2022	December 31, 2021

BCE Common Shares	1,517	1,458

BCE DSUs	6,705	2,387

Total Shares/DSUs (#)	8,222	3,845

Total Value ($)	489,127	253,039

Share ownership guideline: met or target date to meet

Five-Year Target ($1,290,000): April, 2026 (0.4×)

(1)

In connection with being President of Wittington Investments, Limited, the controlling shareholder of George Weston Limited, Loblaw Companies Limited and Choice Properties REIT, C. Wright is a director of each of these companies, which are all affiliates in the Weston group.

16            BCE INC. 2023 PROXY CIRCULAR

Director compensation 5

5	Director compensation

This section provides information pertaining to the compensation, share ownership and share ownership guideline of our non-executive directors.

Our compensation program for non-executive directors has the following objectives:

•	to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and

•	to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-executive directors based on recommendations from the Corporate Governance Committee (Governance Committee).

The Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the responsibilities, workload and time commitment of the Board and committee members, considering the evolving breadth and risk profile of the organization and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director. Each compensation review is accompanied by a review of the share ownership guideline, as the Governance Committee considers the guidelines to be an integral part of the compensation analysis.

Our aim is to ensure that our Board membership is of the highest quality and has a sufficient range of skills, expertise and experience

5.1	Comparator group

The comparator group used to benchmark the 2022 compensation of non-executive directors and the share ownership guideline is the same as the comparator group used to benchmark the 2022 compensation of executives. See page 47 for details regarding the composition of the comparator group.

5.2	Compensation levels

Non-executive directors receive an all-inclusive annual flat fee (in lieu of retainers and Board or committee meeting attendance fees), in line with market best practices.

The following table shows the compensation levels for non-executive directors in 2022:

Compensation ($) (1)	Level

258,000	Directors

278,000	Chair of the Governance Committee and Chair of the Risk and Pension Fund Committee

293,000	Chair of the Audit Committee and Chair of the Compensation Committee

525,000	Chair of the Board

(1)

Non-executive directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

The directors’ annual flat fee also compensates non-executive directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly traded subsidiaries. At this time, no director of the Corporation sits on any such board.

Following its annual review in 2022 of non-executive director compensation, and considering all relevant factors, including the evolution of director compensation within the comparator group and the Canadian market, the Board, on the recommendation of the Governance Committee, approved no changes to non-executive director compensation for 2023.

5.3	Share ownership guideline

The Board, on the recommendation of the Governance Committee, approved a five-year share ownership guideline of five times the base annual flat fee for non-executive directors:

•	The value of five-year share ownership guideline for directors is $1,290,000; and

•	The value of five-year share ownership guideline for the Chair of the Board is $2,625,000.

Until this minimum share ownership guideline is attained (in BCE common shares and/or in DSUs), 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains this share ownership guideline, at least 50% of the compensation will be paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director. Each non-executive director is required to continue to maintain the minimum share ownership guideline for a period of one year after the director leaves the Board.

Following its annual review in 2022 of the non-executive director share ownership guideline, and considering all relevant factors, including the evolution of director share ownership guidelines within the comparator group and the Canadian market, the Board, on the recommendation of the Governance Committee, approved no changes to the non-executive director share ownership guideline for 2023.

Director compensation 5

5.4	Directors’ share unit plan

Under the share unit plan for non-employee directors (Directors’ Share Unit Plan), each non-executive director receives at least 50% of such director’s annual fees in DSUs (100% until the minimum share ownership guideline is attained) and may elect to receive the remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE common share.

Directors are required to be paid 50% of

their compensation in the form of DSUs

during their tenure, and 100% until they

attain their share ownership guideline

Each director has an account where DSUs are credited (at the end of each quarter), and all DSUs must be held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-executive director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

5.5	Compensation table

The following table provides details of the compensation earned by the non-executive directors of the Corporation who served as directors during the year ended on December 31, 2022. In 2022, as a whole, directors received 96% of their compensation in DSUs.

		All other	Total	Allocation of total compensation
Name	Fees earned ($)	compensation ($)	compensation ($)	Cash ($)	In DSUs ($)

D.F. Denison	293,000	–	293,000	–	293,000

R.P. Dexter	258,000	–	258,000	–	258,000

I. Greenberg (1)	7,167	–	7,167	–	7,167

K. Lee	258,000	–	258,000	129,000	129,000

M.F. Leroux	278,000	–	278,000	–	278,000

S.A. Murray	258,000	–	258,000	–	258,000

G.M. Nixon	525,000	–	525,000	–	525,000

L.P. Pagnutti	293,000	–	293,000	–	293,000

C. Rovinescu	278,000	–	278,000	–	278,000

K. Sheriff	258,000	–	258,000	–	258,000

R.C. Simmonds	258,000	–	258,000	–	258,000

J. Tory	258,000	–	258,000	–	258,000

L. Vachon (2)	50,478	–	50,478	–	50,478

C. Wright	258,000	–	258,000	–	258,000

(1)

I. Greenberg passed away on January 10, 2022, and earned a pro-rated portion of the annual flat fee. In recognition of his contribution, the Corporation donated $7,500 to a charity of his estate’s choice. His estate did not receive any financial benefit from this donation.

(2)	L. Vachon joined the Board on October 21, 2022, and earned a pro-rated portion of the annual flat fee.

18            BCE INC. 2023 PROXY CIRCULAR

Corporate governance practices 6

6	Corporate governance practices

This section provides information pertaining to our Board, the committees of our Board, our environmental, social and governance (ESG) and corporate responsibility practices, our shareholder engagement and our ethical values and policies.

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value, which is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the applicable provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange

Commission. In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under Corporate governance practices in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE.

6.1	Board of Directors

The Board has overall responsibility for supervising the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

•	the Canada Business Corporations Act

•	the Bell Canada Act

•	other laws that apply to telecommunications and broadcasting companies

•	laws of general application

•	BCE’s articles and by-laws

•	BCE’s administrative resolution and the written charters of the Board and each of its committees

•	BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

At each meeting, the independent

directors met without management

In 2022, the Board held six regular meetings and two special meetings. It is a policy of the Board that at each meeting, independent directors meet separately without non-independent directors and management personnel present. Each session of the independent directors was chaired by the Chair of the Board of Directors.

Role of the Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the contact details set out in section 12.4, entitled How to request more information.

The Board fulfils its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

Strategic planning

Each May, our executive leadership team reviews a current mid-term strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks and providing the foundation for our long-term capital planning. A review of the key drivers of value for the Corporation over the mid- and long- term is also conducted. This mid- and long-term strategic planning, as well as re-confirmation of our strategic imperatives, is reviewed in August by the Board. Each November and December, the Board reviews and approves our strategic plan, which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. In December, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including significant capital and operating allocations.

As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

Reviewing key aspects of corporate initiatives

as well as mid- and long-term strategic

planning is one of the Board’s key roles

Corporate governance practices 6

Succession planning

A critical responsibility of the Board and of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position; and

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

Effective succession planning has long

been a focus of the Board

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation

Risk oversight

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and their direct reports in order to provide an integrated and balanced view of talent, to review our progress against our diversity, equity, inclusion and belonging plans across the Corporation and to ensure development plans are on track.

The Compensation Committee reviews the

succession planning process and results

for executive management annually

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee and the Board throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

•

The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Risk and Pension Fund Committee is tasked with oversight of risks relating to business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, information security (including cyber security), physical security, fraud, vendor and supply chain management, ESG (including climate change), the pension fund, network resiliency, and other risks as required. The Risk and Pension Fund Committee receives reports on security matters, including information security, and on environmental matters, at each of its meetings.

•	The Audit Committee is responsible for overseeing financial reporting and disclosure, as well as the organization’s internal control systems and compliance with legal requirements.

•	The Compensation Committee oversees risks relating to compensation, succession planning and workplace policies and practices.

•

The Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee is responsible for oversight of our corporate purpose and ESG strategy (including integration of ESG within our company strategy), and monitoring the implementation of ESG programs, goals and key initiatives, and related disclosure. The Governance Committee is also responsible for oversight of the organization’s policies concerning business conduct, ethics and public disclosure of material information.

20            BCE INC. 2023 PROXY CIRCULAR

Corporate governance practices 6

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the Corporation operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

Committees of the Board of Directors

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Risk and Pension Fund Committee.

It is BCE’s policy that each Board committee must

be comprised solely of independent directors

The Board has concluded that all of the directors who serve as members of each committee of the Board, and all directors who served as members during 2022, are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines. In addition, all members of the Audit Committee meet, and all members of the Audit Committee during 2022 met, the more stringent audit committee independence requirements under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2022, none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the committee and the Governance Committee, and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form (AIF) for the year ended December 31, 2022, which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov. The position descriptions of the committee Chairs are detailed in the corresponding committee charter.

At each regularly scheduled Board meeting, the committees of the Board, through the committee Chair, provide a report to the Board on their activities.

We have a robust process in place to enable

the Board and the Risk and Pension Fund

Committee to identify and monitor the significant

risks to which our business is exposed

For a detailed explanation of our risk governance framework, see section 1.5, entitled Corporate governance and risk management, under the heading Risk management framework, in BCE’s MD&A dated March 2, 2023, included in BCE’s 2022 annual financial report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca. For a detailed explanation of the material risks applicable to BCE and its subsidiaries, see section 8, entitled Regulatory environment, and section 9, entitled Business risks, in BCE’s MD&A dated March 2, 2023.

The composition of the four standing committees of the Board is as follows:

Committee	Members	Independent

Audit	L.P. Pagnutti (Chair)	✓

	K. Lee	✓

	M.F. Leroux	✓

	J. Tory	✓

	C. Wright	✓

Compensation	D.F. Denison (Chair)	✓

	R.P. Dexter	✓

	S.A. Murray	✓

	C. Rovinescu	✓

	J. Tory	✓

	L. Vachon	✓

Governance	M.F. Leroux (Chair)	✓

	D.F. Denison	✓

	K. Lee	✓

	K. Sheriff	✓

	R.C. Simmonds	✓

	C. Wright	✓

Risk and Pension Fund	C. Rovinescu (Chair)	✓

	R.P. Dexter	✓

	S.A. Murray	✓

	L.P. Pagnutti	✓

	K. Sheriff	✓

	R.C. Simmonds	✓

	L. Vachon	✓

Corporate governance practices 6

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of:

•	the integrity of BCE’s financial statements and related information

•	BCE’s compliance with applicable legal and regulatory requirements

•	the independence, qualifications and appointment of the external auditors

•	the performance of both the external and internal auditors

•	management’s responsibility for assessing and reporting on the effectiveness of internal controls

•	the Corporation’s risks as they relate to financial reporting.

Please refer to section 7.1, entitled Audit Committee report, for a complete description of the committee.

Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight of:

•	compensation, nomination, evaluation and succession of officers and other management personnel

•	BCE’s workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace)

•	the Corporation’s exposure to risk associated with its executive compensation and policies and identification of pratices and policies to mitigate such risk.

Please refer to section 7.4, entitled Compensation Committee report, for a complete description of the committee and of fees paid to external compensation advisors in 2022.

Governance Committee

The purpose of the Governance Committee is to assist the Board to:

•	develop and implement BCE’s corporate governance policies and guidelines

•	identify individuals qualified to become members of the Board

•	determine the composition of the Board and its committees

•	determine the directors’ compensation for Board and committee service

•	develop and oversee a process to assess the Board, committees of the Board, the Chair of the Board, Chairs of committees, and individual directors

•	review, and recommend for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters

•	oversee the Corporation’s ESG strategy, and its integration within the Corporation’s overall business strategy, and disclosure.

Please refer to section 7.2, entitled Governance Committee report, for a complete description of the committee.

Risk and Pension Fund Committee

The purpose of the Risk and Pension Fund Committee is to assist the Board in its oversight of:

•	BCE’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed

•	BCE’s exposure to key risks, except for risks that remain the primary responsibility of another committee of the Board

•	the administration, funding and investment of BCE’s pension plans and funds

•	the unitized pooled funds sponsored by BCE for the collective investment of the funds and the participant subsidiaries’ pension funds.

Please refer to section 7.3, entitled Risk and Pension Fund Committee report, for a complete description of the committee.

Chair of the Board of Directors

BCE’s by-laws provide that directors may determine whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director,” who is responsible for ensuring that the Board can function independently of management.

Gordon M. Nixon has served as independent Chair of the Board since April 2016. G.M. Nixon is not an executive officer of BCE and is independent pursuant to our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

President and CEO

The President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, the President and CEO provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board.

BCE’s Board Chair is independent

The detailed mandate of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board has approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

BCE’s President and CEO has primary responsibility for the management of the business and affairs of BCE

22            BCE INC. 2023 PROXY CIRCULAR

Corporate governance practices 6

Composition and diversity of the Board of Directors

BCE seeks to have the Board comprised of individuals with a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen among the most qualified candidates for their ability to contribute to the broad range of issues with which the Board routinely deals.

In accordance with the Board’s composition and diversity policy, the Governance Committee and the Board also consider the level of gender diversity and the number of members of visible minorities on the Board, and strive to include, within the candidates considered, individuals with diverse backgrounds, including gender, age, experience, members of visible minorities, Indigenous peoples and persons with disabilities. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, includes gender diverse candidates, as well as members of visible minorities, Indigenous peoples and/or persons with disabilities within the pool of candidates considered.

As part of our Board candidate search process,

we include gender diverse candidates, as well

as members of visible minorities, Indigenous

peoples and/or persons with disabilities

In 2021, the Board, on the recommendation of the Governance Committee, adopted a new target that going forward there be a minimum of 35% gender diverse directors, defined as directors who identify as women and directors who identify with a gender other than a man or a woman. This target has been met since adoption and will continue to be met if all director nominees are elected at the meeting, with five director nominees

Nomination of directors and tenure

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience, geography and general conformity with the Board composition and diversity policy. The Governance Committee also maintains a list of potential Board candidates that it reviews on a regular basis. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, includes gender diverse candidates, as well as members of visible minorities, Indigenous peoples and/or persons with disabilities within the pool of candidates considered.

identifying as women, representing 36% of all directors. Since the Board first updated its composition policy in 2015 to incorporate diversity components, five of the 11 newly appointed directors have identified as women and two have identified as members of a visible minority.

In 2019, the Board, on the recommendation of the Governance Committee, updated its composition and diversity policy to use a nomenclature consistent with changes made to the Canada Business Corporations Act. No additional targets have been set for representation of Indigenous peoples, persons with disabilities, or members of visible minorities due to the small size of the group and reliance on self-reporting.

Of the 14 director nominees, five identify as women (36% of all director nominees), two identify as members of a visible minority (14% of all director nominees), and none identify as Indigenous peoples or persons with disabilities.

Gender diverse directors represent 36% and members

of visible minorities represent 14% of director nominees

The policy also states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee considers its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, may, in certain circumstances, extend a director’s initial 12-year term limit.

The Board has, upon recommendation of the Governance Committee, extended by one year the 12-year term limit for Robert C. Simmonds, which would have expired at the 2023 Annual General Shareholder Meeting. R.C. Simmonds’ extensive technology and telecommunications experience is invaluable, especially with an important wireless spectrum auction being planned by Innovation, Science and Economic Development Canada for later in 2023.

Corporate governance practices 6

Competency requirements and other information

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required on the Board for a company like ours. Each director has to indicate the degree to which the director possesses these competencies. The table below lists the top four competencies of our director nominees together with their age range, tenure on the BCE Board, languages mastered and region of residency.

(1)

For a language to be included in this matrix, a director must have a level of proficiency in that language that is sufficient to enable the director to use it in all facets of life, including the performance of the duties and functions of a director.

(2)	Definitions of competencies

•	Accounting/Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial controls and Canadian GAAP/IFRS

•	CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

•	Corporate Responsibility: experience with/understanding of corporate responsibility risks and opportunities, including ESG related matters

•	Governance: experience in corporate governance principles and practices at a major organization

•	Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

•

Human Resources/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

•	Investment Banking/Mergers & Acquisitions: experience in investment banking and/or major transactions involving public companies

•	Media/Content: senior executive experience in the media or content industry

•	Retail/Customer: senior executive experience in a mass consumer industry

•	Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

•	Technology: senior executive experience in the technology industry or understanding of relevant technologies

•	Telecommunications: senior executive experience in the telecommunications industry.

Experience with corporate responsibility risks and opportunities, including ESG-related matters, is a core competency

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Corporate governance practices 6

Audit Committee members’ financial literacy, expertise and simultaneous service

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert.” In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2022 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, the Board determined that the Chair of the committee, L.P. Pagnutti, as well as K. Lee and M.F. Leroux are qualified as “audit committee financial experts”.

The NYSE rules followed by the Corporation require that if an Audit Committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. No Audit Committee member currently serves simultaneously on the audit committee of more than three public companies.

Board of Directors’ assessment

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs, and such director’s own performance as a member of the Board, as well as the performance of their director colleagues. The assessment process is conducted as follows:

Each director completed questionnaires aimed at evaluating the director’s own performance as a member of the Board, the performance of the Board as a whole and its Chair, as well as the performance of each Board committee on which the director serves and its respective Chair.	Each director then had a separate discussion with the Chair of the Board to review the results of the questionnaires and to discuss and assess the performance of the Board and its Chair, the committees and their respective Chairs and their director colleagues. The Chair also met with smaller groups of directors to discuss the results and feedback.	Following this process, in camera sessions of the Governance Committee and the Board were held, at which the feedback from the questionnaires, the one-on-one meetings and the smaller group meetings, and the appropriateness of any modifications or enhancements, were reviewed and discussed.	Modifications or enhancements resulting from the assessment process were discussed with the President and CEO, as appropriate, and a plan was immediately put in place for implementation.

Corporate governance practices 6

Independence of the Board of Directors

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and are available in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire; biographical information of directors; our internal corporate records; external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated.

As a result of this assessment, the Board determined that each current Board member and director nominee is independent (with the exception of our President and CEO, M. Bibic) and does not have a material relationship with BCE. As an officer of BCE, M. Bibic is not considered to be independent under these rules.

All members of the Audit Committee, Compensation Committee, Governance Committee and Risk and Pension Fund Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards.

The Board has determined that, as of the date of this circular, all members of the Audit Committee, Compensation Committee, Governance Committee and Risk and Pension Fund Committee are independent, and all members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

	Status of director nominees		Reason for non-independent status
Name	Independent	Not independent

M. Bibic		✓	President and CEO

D.F. Denison	✓

R.P. Dexter	✓

K. Lee	✓

M.F. Leroux	✓

S.A. Murray	✓

G.M. Nixon	✓

L.P. Pagnutti	✓

C. Rovinescu	✓

K. Sheriff	✓

R.C. Simmonds	✓

J. Tory	✓

L. Vachon	✓

C. Wright	✓

Board interlocks

The Board’s approach to board interlocks is that no more than two Board members may sit on the same public company board. Common memberships on boards of public companies among director nominees are set out in the table below.

Company	Director	Committee Membership

Alimentation Couche-Tard Inc.	M.F. Leroux	Audit

	L. Vachon	Lead Director

George Weston Limited	G.M. Nixon	Governance, Human Resource, Nominating and Compensation (Chair)

	C. Wright	None

Royal Bank of Canada	M. Bibic	Governance Risk

	D.F. Denison	Governance Risk

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Corporate governance practices 6

Expectations and personal commitments of directors

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guideline (see section 5.3, entitled Share ownership guideline, for details) and the Code of Business Conduct (see section 6.4, entitled Ethical business conduct, for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own fields of expertise.

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, it is the Board’s policy that, including BCE’s Board, (i) directors who are not active public-company CEOs serve on no more than five public-company boards, and (ii) directors who are public-company CEOs serve on no more than two public-company boards.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

The following table indicates the attendance of our directors at Board and committee meetings during 2022:

Name (1)	Regular Boards	Special Boards (2)	Total Boards	Audit Committee	Compensation Committee	Governance Committee	Risk and Pension Fund Committee	Total

M. Bibic (3)	6/6	2/2	8/8	–	–	–	–	100.0%

D.F. Denison	6/6	2/2	8/8	–	5/5 (Chair)	5/5	–	100.0%

R.P. Dexter	6/6	2/2	8/8	–	5/5	–	5/5	100.0%

K. Lee	6/6	2/2	8/8	5/5	–	5/5	–	100.0%

M.F. Leroux	6/6	2/2	8/8	5/5	–	5/5 (Chair)	–	100.0%

S.A. Murray	6/6	2/2	8/8	–	5/5	–	5/5	100.0%

G.M. Nixon (Chair) (3)	6/6	2/2	8/8	–	–	–	–	100.0%

L.P. Pagnutti	6/6	2/2	8/8	5/5 (Chair)	–	–	5/5	100.0%

C. Rovinescu	6/6	2/2	8/8	–	5/5	–	5/5 (Chair)	100.0%

K. Sheriff	6/6	1/2	7/8	–	–	5/5	5/5	94.4%

R.C. Simmonds	6/6	2/2	8/8	–	–	5/5	5/5	100.0%

J. Tory	6/6	2/2	8/8	5/5	5/5	–	–	100.0%

L. Vachon (4)	2/2	0/0	2/2	–	1/1	–	1/1	100.0%

C. Wright	6/6	2/2	8/8	5/5	–	5/5	–	100.0%

Total	100.0%	96.2%	99.1%	100.0%	100.0%	100.0%	100.0%	99.5%

(1)	Ian Greenberg passed away on January 10, 2022. No Board or committee meetings were held in 2022 before this date.

(2)

Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available, but certain members may be unable to attend.

(3)	M. Bibic, as President and CEO, and G.M. Nixon, as Chair of the Board, are not members of any committee of the Board but attended all Committee meetings as ex-officio members.

(4)	L. Vachon joined the Board on October 21, 2022.

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective if and when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflict of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. Furthermore, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates.

Corporate governance practices 6

Orientation and continuing education

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide new and existing directors with a comprehensive reference manual containing information on all key corporate and Board policies, including the Code of Business Conduct, the structure and responsibilities of the Board and its committees, the legal duties and liabilities of directors, and BCE’s articles and by-laws, and to membership at the Institute of Corporate Directors. In addition to ad hoc updates on matters relevant to our business, directors receive daily media updates, weekly market and investor relations updates, quarterly analyst reports and, each month, a selection of relevant articles, industry reports and other educational materials.

All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Board has adopted guidelines with respect to directors’ participation in external continuing education programs for which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be specific to BCE or relevant to fulfilling their role as a director.

Furthermore, in recognition of the rapidly changing technology and competitive environment of our business, education sessions on topics of particular importance to our businesses and industry are organized for directors to attend. In addition, the Board and committees, at regularly scheduled meetings, require management to provide an in-depth review of the business segments in which we operate, as well as our industry in general and topics relevant to each committee. We have listed in the table to the right internal education sessions, management presentations and reports attended or received by our directors in 2022.

Quarter	Topic	Attendance
Q1 2022	Bell for Better plan	Board
	Bell’s mental health initiative	Board
	Corporate development update	Board
	Employee value proposition	Board
	Ontario broadband reverse auction	Board
	Report on legal proceedings	Audit Committee
	Developments in executive compensation disclosure	Compensation Committee
	Developments in ESG	Governance Committee
	Developments in corporate governance and securities regulations	Governance Committee
	COVID-19 pandemic	Risk and Pension Fund Committee
	Accessibility program review	Risk and Pension Fund Committee
	Pension review	Risk and Pension Fund Committee
	Responsible investing guidelines	Risk and Pension Fund Committee
	Update on environmental and security matters, including cyber security	Risk and Pension Fund Committee
Q2 2022	Bell marketing platform	Board
	Bill customer experience	Board
	Corporate development update	Board
	Artificial intelligence and robotics	Board
	National security and cyber security	Board
	Finance transformation	Audit Committee
	ESG oversight	Governance Committee
	COVID-19 pandemic	Risk and Pension Fund Committee
	Pension review	Risk and Pension Fund Committee
	Update on environmental and security matters, including cyber security	Risk and Pension Fund Committee
Q3 2022	Corporate development update	Board
	Strategy update	Board
	Network resiliency	Board and Risk and Pension Fund Committee
	Tax annual report and federal budget update	Audit Committee
	Ethics program reporting	Audit Committee and Risk and Pension Fund Committee
	Integrated reporting	Audit Committee and Risk and Pension Fund Committee
	Diversity, equity, inclusion and belonging	Compensation Committee
	Developments in corporate governance and securities regulations	Governance Committee
	ESG strategy, trends and disclosure risks	Governance Committee
	Labour relations	Risk and Pension Fund Committee
	Pension review	Risk and Pension Fund Committee
	Update on environmental and security matters, including cyber security	Risk and Pension Fund Committee
Q4 2022	Advanced products and solutions update	Board
	Business plans	Board
	Capital markets update	Board
	Corporate development update	Board
	Customer experience	Board
	ESG strategy and program review	Board
	Foreign ownership review	Board
	Key consumer initiatives	Board
	Risk management report	Board
	SAP roadmap	Audit Committee
	Treasury activities	Audit Committee
	Executive compensation trends and best practices	Compensation Committee
	Health and safety	Compensation Committee
	Crisis management framework	Governance Committee
	Developments in corporate governance and securities regulation	Governance Committee
	Data governance and privacy	Risk and Pension Fund Committee
	Legislation update	Risk and Pension Fund Committee
	Pension review and strategy	Risk and Pension Fund Committee
	Update on environmental and security matters, including cyber security	Risk and Pension Fund Committee

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Corporate governance practices 6

6.2	Environmental, social and governance practices

Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

Corporate responsibility is a fundamental element of each of the six strategic imperatives that inform BCE’s policies, decisions and actions. Our focus is on creating a more sustainable future by embedding it directly into our six strategic imperatives. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our network deployments, investments in mental health initiatives, environmental sustainability and engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

Our corporate responsibility approach is informed by a set of guiding principles that support our corporate strategy and policies throughout the organization. Through stakeholder engagement and our own internal processes, we monitor ESG issues and opportunities and set objectives

ESG Governance

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices, with primary accountability at the committee level.

•

The Governance Committee is responsible for oversight of our corporate purpose and our ESG strategy (including our climate change strategy and climate-related issues) and disclosure, including integration of ESG within our company strategy and monitoring the implementation of ESG programs, goals and key initiatives. It is also responsible for our governance practices and policies, including those concerning business conduct and ethics.

•

The Risk and Pension Fund Committee oversees risks that could impact our business, such as safety and security risks (including data governance, information security, cyber security and network resiliency), business continuity risks and ESG risks (including those related to climate change).

•

The Compensation Committee has oversight of human resource issues, including respectful workplace practices, diversity, equity, inclusion and belonging, team survey results, human rights, and health and safety, and tracks corporate performance against our ESG targets. Since 2020, the Compensation Committee has formally added ESG targets to the corporate performance metrics within the measures of the Annual Incentive Plan. In 2022, to reflect how ESG is embedded into the overall strategy of the business, ESG-related metrics were embedded throughout our strategic imperatives scores and represent, in aggregate, at least 30% of the total strategic imperatives score. The Strategic Imperative score represents 40% weighting of the Corporate Performance Index within the Annual Incentive Plan. The Compensation Committee approves the detailed metrics and targets early in the year and tracks progress throughout the year.

•

The Audit Committee monitors significant ESG issues that could impact financial reporting and reviews audit activities in relation to ESG policies and programs. It also approves our risks and assumptions disclosure related to our ESG disclosure risks.

for priority issues to enhance sustainability performance. We constantly measure and report on our progress. Through these actions, we strive to drive environmental leadership, achieve a diverse and inclusive workplace, lead data governance, and protect and build stronger, healthier communities.

Since 1993, BCE has been publishing a Corporate Responsibility Report detailing our performance in managing environmental, social and governance issues. However, 2022 marks the first year we present our financial and non-financial performance in an Integrated Annual Report following the principles of the International Integrated Reporting Framework (<IR> Framework). We believe this approach provides a useful basis for disclosing how we seek to create sustained value for our stakeholders over time. An integral element of the <IR> Framework is the six pillars, called “capitals” (our networks, our customers and relationships, our products and services, our environment, our people and our financial resources). We call them capitals because they are inputs to value creation.

(1) Health, Safety, Security, Environment and Compliance Oversight Committee

Corporate governance practices 6

To support the Board, the Health, Safety, Security, Environment and Compliance (HSSEC) Oversight Committee is mandated to make every effort to ensure that our corporate responsibility strategy is integrated throughout the business in order to minimize risk and optimize business opportunities. It seeks to ensure that relevant risks are adequately recognized and that mitigation activities are well integrated and aligned across the organization, and supported with sufficient resources.

The HSSEC Oversight Committee periodically oversees health and safety, security and environmental and compliance risks. The committee ensures that these issues are addressed through efficient programs implemented within the various business units. This committee is co-chaired by the Chief Human Resources Officer & Executive Vice President, Corporate Services and the Chief Legal & Regulatory Officer. These two executives report to the Governance Committee, the Risk and Pension Fund Committee and the Compensation Committee, in accordance with their respective charters. Members of the HSSEC Oversight Committee also include a significant number of Bell’s most senior leaders – the Chief Financial Officer, the Chief Technology and Information Officer and the Group President, BBM, Customer Experience and AI.

We have also established two management committees reporting to the HSSEC Oversight Committee, the Corporate Responsibility Board to support the evolution of our corporate responsibility strategy and to proactively manage ESG topics in an integrated fashion, and the Energy Board to ensure oversight of Bell’s overall energy consumption and progress towards meeting GHG emissions reduction targets.

6.3	Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of senior management are regularly invited to speak at broker-sponsored industry investor conferences. Documents related to these events are accessible to our shareholders on our website at BCE.ca.

Shareholders can communicate with the Corporation

through various means, including email and telephone

Our Investor Relations department is committed to meeting with the investment community and our shareholders to address any shareholder-related concerns and provide public information on the Corporation. On a regular basis, either one or more of the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters in the governance section of our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters.

To facilitate questions and comments from shareholders, the following means of communication are available:

•

communicating with the Compensation Committee by email: corporate.secretariat@bell.ca, or by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3

•	through our website at BCE.ca/AGM2023, under Ask a Question, or

•	calling us at 1-800-339-6353 (service in both English and French).

Shareholders can ask questions in advance of the meeting through our website at BCE.ca/AGM2023, under Ask a Question.

Also, the Compensation Committee, the Governance Committee and the Board will review and analyze the results of the votes at the meeting, including the advisory vote on our approach to executive compensation, and will take into consideration such results, notably when reviewing our executive compensation philosophy, policies and programs and our governance policies and guidelines.

The Board confirms that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

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Corporate governance practices 6

6.4	Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and oversight of corporate policies across BCE.

BCE’s Chief Legal and Regulatory Officer has overall responsibility for (among other things):

•	oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training;

•

our anonymous and confidential 24/7 Business Conduct Help Line that assists employees with any ethical issues and provides a means by which to report breaches of the Code of Business Conduct or any Bell policy and to report issues relating to questionable accounting, internal controls, auditing matters, corporate fraud or corruption; and

•

oversight of BCE’s corporate policy management framework, designed to improve employee awareness of, and access to, core corporate policies and business unit-specific practices, processes and procedures.

Corporate policies

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters, the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

Code of Business Conduct

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required

Confidential channel for reporting ethical breaches

The Code of Business Conduct requires that employees report any illegal acts or violations of the Code or other Bell policies and provides instructions on how to do so through our confidential and anonymous Business Conduct Help Line or by contacting the Corporate Secretary or the Chair of the Audit Committee.

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Business Conduct Help Line can be accessed 24/7 by phone or online on a

Conflicts of interest and related party transactions

Pursuant to our Code of Business Conduct, which is the responsibility of the Governance Committee, employees, executives and directors must avoid any situation that would place them in a situation of conflict of interest, including through entering into related party transactions. The Code of Business Conduct provides that executives and directors are required to disclose any actual or potential conflict of interest, including through entering into related party transactions, to the Corporate Secretary, who is responsible for administering the Code. In addition, on an annual basis, executives and directors are required to certify compliance with the Code.

to complete an online training course on the Code of Business Conduct as part of the onboarding process. All employees are required to complete the online training course every two years. Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. The Corporate Secretary is responsible for managing and resolving employee conflict of interest issues.

The Board requires all directors, executives and

employees to certify annually their compliance

with our code of business conduct

The Code of Business Conduct can be found in the governance section of our website at BCE.ca.

completely anonymous and confidential basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. The system is administered by a third-party firm, independent of BCE, specializing in the field. It also allows employees to track the progress of their inquiries online and respond to requests for additional information (when required), and provides BCE with an auditable record of issues. The Business Conduct Help Line received 193 reports and inquiries in 2022.

Our Conflict of Interest Guidelines for Directors require that directors report any real or potential conflict of interest to the Corporate Secretary. Any real or potential conflicts of interest are reviewed by the Governance Committee and reported to the Board. Should an actual or potential conflict of interest arise, including through entering into related party transactions, a director must also withdraw from any discussion and not vote on such matter.

Corporate governance practices 6

In addition, the Governance Committee’s Charter requires that it conduct quarterly reviews of related party transactions. For the purpose of the Governance Committee’s Charter, a related party is defined as a director, a corporation of which the director is an officer, or a corporation in which the director has a material interest, including through an ownership interest.

The Audit Committee also reviews any material related party transaction. For the purpose of this review, related party transactions include transactions with joint arrangements, associates and the BCE Master Trust Fund, and compensation of key management personnel and the Board.

Complaint procedures for accounting and auditing matters

The Audit Committee has established the Complaint Procedures for Accounting and Auditing Matters (the Complaint Procedures Policy), which directs anyone with concerns pertaining to corporate fraud, accounting, internal accounting controls or auditing matters to report such concerns through the Business Conduct Help Line, or, for members of the public, to Bell’s “Complaints and Concerns” line, or directly to the Corporate Secretary. Any director, officer or employee of any business unit who receives a submission from any person, in writing or verbally, regarding a reportable activity, pursuant to the Complaint Procedures Policy, is required to immediately report such submission to the Corporate Secretary, Internal Audit or Corporate Security.

Where a submission considered to be a material reportable activity is received, the Complaint Procedures Policy requires the Corporate Secretary to ensure the activity is reported to the Audit Committee Chair, review the activity with the Chief Financial Officer, Internal Audit,

Disclosure Policy

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and

Auditor Independence Policy

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

•	identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries;

•	pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries; and

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

Corporate Security and Audit Committee, as appropriate, and, whenever possible and appropriate, report back to the employee or third party who reported the activity.

The Complaint Procedures Policy requires that submissions made by employees be treated confidentially and anonymously, unless otherwise specifically permitted by the employee or required by law, and protects employees making reports from any retaliation, discharge or other type of sanction.

The Audit Committee has established complaint

procedures for employees to confidentially

and anonymously submit concerns about

questionable accounting or auditing matters

The Complaint Procedures Policy can be found in the governance section of our website at BCE.ca.

broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours. The Disclosure Policy can be found in the governance section of our website at BCE.ca.

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, or legal services;

•

for all audit and non-audit services falling within the permitted services category, such as prospectus, due diligence and non-statutory audits, a request for approval must be submitted to the Audit Committee prior to engaging the external auditors;

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors; and

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

32            BCE INC. 2023 PROXY CIRCULAR

Corporate governance practices 6

Oversight and reports

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee is responsible for the content of the policies regarding ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice President – Audit and Risk Advisory Services regarding business ethics risks, reports and inquiries made through our anonymous and confidential

Governance disclosure

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

•	the charter of the Board and of each of its committees, including the position description of their respective chairs;

•	the position description of the President and CEO;

•	our director independence standards;

•	our key corporate policies, including our Code of Business Conduct;

•	a summary of the differences between the NYSE rules and BCE’s corporate governance practices; and

•	this statement of corporate governance practices.

Business Conduct Help Line, including details of complaints received, if any, in respect of accounting and auditing matters. Each Board committee oversees different categories of reports and receives, on an annual, quarterly or ad hoc basis, updates from management about investigations into reports received across all channels, including the confidential Business Conduct Help Line, for the applicable categories of reports.

The Chair of the Audit Committee is notified by either the Corporate Secretary or the Vice President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3, or call 1-800-339-6353. The charter of the Board is expressly incorporated by reference and is part of this circular. Other documents or websites referred to in this circular are not part of this circular and are not incorporated by reference herein.

Committee reports 7

7	Committee reports

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1	Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements and related information, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s assessment and reporting on the effectiveness of internal controls and risk processes as they relate to financial reporting.

Also see Schedule 1 – Audit Committee Information in our AIF for the year ended December 31, 2022, which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov, for information about the Audit Committee, including its charter, information about the independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

Key functions and highlights for 2022

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2022. Time is set aside at each regularly scheduled meeting for the committee members to meet without management and the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2022:

•	assessing the appropriateness of our financial reporting

•

reviewing the adequacy of policies and processes for internal control over financial reporting, material related party transactions, risks as they relate to financial reporting and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and security and environmental policies

•	monitoring the application of International Financial Reporting Standards (IFRS), in particular IFRS 15 and IFRS 16

•	overseeing all aspects of the internal and external audit functions.

Financial reporting

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

•	our annual financial statements and quarterly interim financial reports

•	the related MD&A

•	our integrated annual report

•	our annual report on Form 40-F for U.S. purposes

•	our AIF

•	our earnings press releases

•	our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

•	the Corporation’s financial reporting is complete and fairly presented in all material respects; and

•

the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption, implementation and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

34            BCE INC. 2023 PROXY CIRCULAR

Committee reports 7

Disclosure controls & procedures

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported in a timely manner. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

•	they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures;

•	they have evaluated the effectiveness of these disclosure controls and procedures;

•	the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact; and

•

the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operation and cash flows.

Internal control over financial reporting

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2022, which is filed as part of the Corporation’s annual financial report. This management report contains:

•	a statement of management’s responsibilities for establishing and maintaining adequate ICFR;

•	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR; and

•	a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2022.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee, based on their most recent evaluation of ICFR:

•

all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

•	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2022 to receive status reports on management’s documentation and assessment process. Management provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2022. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2023.

Audit function

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

•

evaluating the external auditors annually and comprehensively at least every five years, to make sure that they fulfil their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees; and

•

assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

Although the Audit Committee is satisfied with the results of the annual assessment regarding the 2022 audit and the comprehensive review performed in 2021 covering the five-year period ended December 31, 2020, to uphold the best governance practices with respect to auditor independence, the Audit Committee intends to soon initiate a request for proposal process for external auditor services.

The Audit Committee also oversees the internal audit function.

This includes:

•	overseeing internal audit plans, staffing and budgets;

•	evaluating the responsibilities and performance of the internal auditor; and

•	reviewing periodic internal audit reports and corrective actions being taken.

The Vice President, Audit and Risk Advisory Services, reports directly to the Chair of the Audit Committee.

Risk management

The Audit Committee is responsible for oversight of the Corporation’s risks as they relate to financial reporting. For additional information, please see Risk oversight under section 6, entitled Corporate governance practices.

Other

The Audit Committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter.

The Audit Committee reported on these matters and on its activities to the Board.

Report presented March 2, 2023, by:

L.P. Pagnutti, Chair

K. Lee, M.F. Leroux, J. Tory, C. Wright

Committee reports 7

7.2	Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ compensation for Board and committee service, developing and overseeing an assessment process for the Board, the Chair of the Board, Chairs of committees, and individual directors, overseeing our ESG strategy, and its integration within our overall business strategy, and disclosure, and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

Key functions and highlights for 2022

The Governance Committee held five meetings in 2022. The Governance Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Board and committee composition and diversity

•

Reviewed the size and composition of the Board and its committees to ensure it continues to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning.

•	Proactively identified Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents.

•	Recommended that the Board maintain its gender diversity target of a minimum of 35% gender diverse directors.

Board effectiveness and board assessment

•

Oversaw the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair.

•	Reviewed the directors’ attendance record and compliance with the Board attendance policy.

Director compensation and share

ownership guideline

Reviewed the adequacy and form of non-executive directors’ compensation for serving on the Board and its committees, including the guideline for minimum share ownership, to ensure that it continues to be appropriate (refer to section 5, entitled Director compensation, for a complete description of the directors’ compensation and share ownership guidelines in 2022).

Environmental, social and governance

•	Oversaw our ESG strategy (including our climate change strategy and climate-related issues) and its integration within our overall business strategy.

•	Monitored the implementation of ESG programs, goals and key initiatives, including our Bell for Better program.

•	Oversaw our ESG disclosure, including its assurance processes.

•	Reviewed, and recommended that the Board approve, an enhanced ESG oversight model. Details on pages 29 and 30.

•	Reviewed our community investments.

Governance best practices

•	Reviewed the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca.

•	Reviewed related party transactions.

•	Reviewed the financial literacy and expertise of the members of the Audit Committee.

•	Considered board interlocks and the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director.

•	Reviewed the Board’s corporate governance principles and guidelines.

•	Performed an annual review of policies under the responsibility of the Governance Committee, including our Code of Business Conduct.

•	Monitored developments in corporate governance best practices.

•	Reviewed and recommended that the Board approve the circular, including the Board’s response to the shareholder proposals, for the 2022 annual general meeting.

•	Oversaw the manner in which our shareholders will exercise their voting rights at the meeting.

•	Reviewed the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of every other committee of the Board.

Other

The Governance Committee reported on these matters and on its activities to the Board.

Report presented March 2, 2023, by:

M.F. Leroux, Chair

D.F. Denison, K. Lee, K. Sheriff,

R.C. Simmonds, C. Wright

36            BCE INC. 2023 PROXY CIRCULAR

Committee reports 7

7.3	Risk and Pension Fund Committee report

Key functions and highlights for 2022

The Risk and Pension Fund Committee held five meetings in 2022. The Risk and Pension Fund Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Risk management

•

Reviewed and monitored the Corporation’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed.

•	Reviewed our Safe Harbour Notice Concerning Forward-Looking Statements.

•	On a quarterly basis, received management updates on environmental matters and security incidents.

•

Reviewed and monitored the Corporation’s exposure to key risks that may result in significant operational, financial, legal or reputational impacts, except risks that remain under the primary responsibility of another committee of the Board, including: operational risk exposures such as the Corporation’s network resiliency, business continuity plans, work stoppage and disaster recovery plans; regulatory and public policy risks; information management and privacy risks; security risks, including information security, physical security and fraud; supply chain risks and oversight of vendor risks; ESG (including climate change) risks and trends; and safety risks and trends.

The Risk and Pension Fund Committee has primary oversight responsibility for the Corporation’s enterprise risk governance framework as well as the key risks to which BCE is exposed. It also advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master trust funds. For the defined benefit arrangements, master trust funds are unitized pooled funds that the Corporation sponsors for the collective investment of its pension funds and the pension funds of its participating subsidiaries. For the defined contribution arrangements, various pooled fund investment options are offered to members. The charter of the Risk and Pension Fund Committee is available in the governance section of our website at BCE.ca.

Pension funds oversight

•

Reviewed and monitored the performance of the pension funds and the application of investment policies and procedures. In particular, investment policies such as the allocation of the funds’ investments to various asset classes, responsible investing policy, the overall structuring of the pension fund assets and the selection of associated investment performance benchmarks.

•	Continued to monitor and adjust the allocation of fund assets to ensure that an appropriate alignment with pension liabilities is maintained.

•

Reviewed and monitored the financial situation and required funding of the pension plans and, in particular, their sensitivity to the volatility of financial markets and to the valuation discount rates.

•	Reviewed and oversaw the pension plan integration for any corporate acquisitions and the required amendments to those pension plans’ investment policies.

•	Reviewed and monitored the overall structure of the investment process, including the periodic review of the performance of investment managers.

•	Oversaw and approved the investment options for defined contribution plan participants.

•

Reviewed the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust funds.

Other

The Risk and Pension Fund Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Risk and Pension Fund Committee reported on these matters and on its activities to the Board.

Report presented March 2, 2023, by:

C. Rovinescu, Chair

R.P. Dexter, S.A. Murray, L.P. Pagnutti,

K. Sheriff, R.C. Simmonds, L. Vachon

Committee reports 7

7.4	Compensation Committee report

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s Human Resources strategy and compliance with workplace policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive compensation, beginning on page 41, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly traded corporations or as chairs, CEOs or EVPs of sizeable businesses operating within large publicly traded corporations, as well as through other experience. All members serve or have served on compensation or human resources committees of other public companies and have extensive knowledge of the most important subjects related to executive compensation (such as leadership and succession planning, the development and oversight of incentive plans, the financial and market analysis of compensation plans, the negotiation of employment conditions and review of contracts). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

Name	CEO/EVP/Chief HR of other corporation	Member/Chair of HR Committee	Drafting/ Review of comp. contracts	Leadership and succession planning	Development/ Oversight of incentives	Financial and market analysis of compensation	Negotiation of employment conditions

D.F. Denison	✓	✓	✓	✓		✓

R.P. Dexter		✓		✓	✓	✓	✓

S.A. Murray	✓	✓	✓	✓			✓

C. Rovinescu	✓	✓	✓	✓			✓

J. Tory	✓	✓	✓	✓	✓

L. Vachon	✓	✓		✓	✓		✓

Key functions and highlights for 2022

The Compensation Committee held five meetings in 2022. Time is set aside at each regularly scheduled meeting for the committee members to meet without management or advisors present.

Compensation philosophy, policies & arrangements

The Compensation Committee is responsible for reviewing and approving the Corporation’s compensation philosophy, policies and specific Executive Officer arrangements.

The Compensation Committee has reviewed, determined and monitored:

•

executive compensation philosophy, policies and arrangements. These are further detailed under section 8, entitled The Board of Directors’ letter to shareholders, and section 9, entitled Compensation discussion & analysis

•	the Compensation Committee’s recommendation of the President and CEO’s performance and of the terms of their compensation to the independent directors of the Board for their approval

•

the President and CEO’s recommendation of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components

•	benefit plans under the Compensation Committee’s authority

•	equity programs and grant policies

•

equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9, entitled Compensation discussion & analysis, and section 11, entitled Compensation of our named executive officers

•	developments related to executive compensation.

38            BCE INC. 2023 PROXY CIRCULAR

Committee reports 7

Risk management

The Compensation Committee is responsible for reviewing and monitoring the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks.

The Compensation Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.3, entitled Compensation risk management.

Succession planning

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s leadership team. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and their direct reports in order to provide an integrated and balanced view of talent, to review our progress against our diversity, equity, inclusion and belonging plans across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

The Compensation Committee has reviewed:

•	the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks

•	proposed major changes in organization or talent with the President and CEO

•	the talent pipeline and plans for ensuring appropriate succession for officers and other senior management personnel with the President and CEO.

Diversity at the senior leadership level

BCE believes it is important to have diversity in the Board, senior leadership team and at all levels of the organization, as this attracts top talent, leads to better performance and reflects the diversity of our employees, customers and shareholder base.

We remain committed to fostering an inclusive, equitable and accessible workplace where all employees feel valued, respected, supported and have the opportunity to reach their full potential.

Our Diversity Leadership Council (DLC) champions Diversity, Equity, Inclusion and Belonging (DEIB) across the organization. The DLC defines Bell’s DEIB strategy and develops company-wide implementation plans for specific actions. The DLC is comprised of 19 diverse senior leaders, including vice presidents, who represent each business unit and the markets we serve across Canada. We work with these vice presidents to seek to ensure our business strategy and human resource policies align with our DEIB goals.

In seeking to foster diversity at the executive officer level (the President and CEO and their most senior direct reports), the Compensation Committee considers a number of factors, including gender, age, geography, background and other factors related to individual diversity.

In step with our overarching corporate objective to improve gender diversity across levels, including in our senior leadership, Bell is a signatory to the Catalyst Accord 2022 and a member of the 30% Club, which aim to increase the proportion of women within executive leadership positions and serving on Canadian corporate boards to at least 30% by 2022. In 2022, Bell exceeded that target with 32% women in executive positions and we continue to progress towards our next goal of at least 35% gender diverse executives (vice president level and above) by the end of 2023.

In 2020, BCE committed to taking meaningful actions to address impacts of systemic racism on Black, Indigenous and Persons of Colour (BIPOC) at our company and in our communities. This included setting a new target for BIPOC representation on our senior management team of at least 25% by 2025, and a target of 40% BIPOC representation in our graduate and intern hires. As of the end of 2022, we were at 23% of BIPOC representation within our senior management team (director-level and executives). In addition, we exceeded our target of 40% BIPOC representation in our new graduate and intern hires, achieving 52% representation.

BCE’s objectives do not specifically focus on executive officer positions only due to the small size of this group. Additionally, due to the small size of the group and reliance on self-reporting, representation targets are not reported for executive officers for members of visible minorities, Indigenous peoples and persons with disabilities.

As of December 31, 2022, women held 32% of all executive positions, members of visible minorities held 17%, Indigenous peoples 2%, and persons with disabilities 6%. Moreover, 33% of executive officer positions were held by women (4 of 12); 17% (2 of 12) by members of visible minorities; 0% (0 of 12) by Indigenous peoples; and 17% (2 of 12) by persons with disabilities. In the first quarter of 2023, there was one departure at the executive officer level. This change resulted in increased representation to 36% of executive officer positions held by women (4 of 11) as of February 2023.

Committee reports 7

Bell Canada has been recognized as one of Canada’s Top 100 Employers (2022) (1), Canada’s Best Diversity Employers (2022) (2), Canada’s Top Employers for Young People (2022) (3), Montréal’s Top Employers (2022) (4), and Canada’s Top Family-Friendly Employers (2022) (5), underscoring BCE’s commitment to fostering an inclusive workplace for all employees. Notably, in 2022 Bell continued to be recognized as one of Canada’s Best Diversity Employers, receiving this award consecutively since 2017. The award recognizes successful diversity initiatives and programs for employees from the following groups: women; BIPOC; persons with disabilities; and the LGBTQ2S+ community. Furthermore, in 2022, Bell signed on to become a Progressive Aboriginal Relations program (6), established by the Canadian Council for Aboriginal Business, committed participant and Bell plans to be certified by 2025.

Bell is a member of a number of prominent organizations that support the advancement of women and BIPOC in the workplace, including Catalyst, 30% Club and Women in Communications and Technology, The Women in Tech Network, Black Professionals in Technology Network, Onyx Initiative, Indigenous Works, Pride at Work and Ascend.

The Compensation Committee reviewed management’s DEIB strategy and believes that BCE’s approach ensures sustainable progress with regard to diversity, equity, inclusion and belonging.

Services rendered by compensation consultants

The Compensation Committee retained Hugessen Consulting Inc. in 2022 to provide independent advice, analysis, and expertise to the Compensation Committee with respect to compensation of executive officers, including evaluation of competitiveness of pay, market insights and compensation trends. A full review of the benchmark and comparator group was completed in 2022 with Hugessen, which resulted in the addition of four new companies to the comparator group and removal of nine former peers for a new comparator group consisting of fourteen peers. Additional details on the comparator group can be found in section 9.2, entitled Setting executive compensation under benchmarking and comparator group. Hugessen does not provide any other services to management of the Corporation.

Compensation advisory services – related fees

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2021 and 2022.

	Executive compensation related fees ($)			All other fees ($)

Advisor	2021		2022	2021	2022

Hugessen	223,992	(1)	137,800	0	0

(1) Includes fees paid to Hugessen Consulting Inc. in 2021 for services related to independent review of Board of Director Compensation.

Independence of compensation consultants

None of our executive officers has any affiliation or relationship with Hugessen. Hugessen has confirmed that the fees received from BCE in 2022, relative to the aggregate fees received from all of their clients in 2022, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hugessen.

Compliance and governance

The Compensation Committee has reviewed and monitored:

•	the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders

•	the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met

•	this report of the Compensation Committee and the Compensation discussion & analysis and Compensation of our named executive officers disclosure
•	our employee survey results

•

compliance with workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace)

•	progress on diversity goals and commitments and review of pay equity.

Other

The Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Compensation Committee reported on these matters and on its activities to the Board.

Report presented on March 2, 2023, by:

D.F. Denison, Chair

R.P. Dexter, S.A. Murray, C. Rovinescu,

J. Tory, L. Vachon

(1)

Bell was recognized as one of “Canada’s Top 100 Employers” in years 2016 to 2023 by Canada’s Top 100 Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.

(2)

Bell was recognized as one of “Canada’s Best Diversity Employers” in the years 2017 to 2022 by Canada’s Top 100 Employers. Winners are selected based on successful diversity initiatives in a variety of areas, when compared to other employers in the same field.

(3)

Bell was recognized as one of “Canada’s Top Employers for Young People” in the years 2018 to 2022 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs offered to attract and retain young employees, when compared to other employers in the same field.

(4)

Bell was recognized one of “Montréal’s Top Employers” in the years 2013 to 2023 by Canada’s Top 100 Employers. Winners are evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.

(5)

Bell was recognized as one of “Canada’s Top Family-Friendly Employers” in the years 2020 to 2022 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.

(6)

In 2022, Bell signed on to the Progressive Aboriginal Relations (PAR) program established by the Canadian Council for Aboriginal Business. PAR is a program that supports progressive improvement in Indigenous relations with a certification program that confirms corporate performance and commitment. Bell plans to be certified by 2025.

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Executive compensation This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

The Board of Directors’ letter to shareholders 8

8	The Board of Directors’ letter to shareholders

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2022.

Our approach to executive compensation

BCE remains focussed on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s six strategic imperatives and our commitment to grow long-term value for our shareholders as we achieve our purpose of “Advancing how Canadians connect with each other and the world.” The alignment between shareholder value creation and the compensation of our executives is reflected in our annual “Say on Pay” advisory vote, which received strong support last year with 94.5% of the votes cast in favour of our executive compensation program.

Our executive compensation program also reflects BCE’s commitment to progressing ESG initiatives through Bell for Better. Executive compensation is directly linked to the clear and achievable sustainability targets set by the Board of Directors for Bell for Better through the Annual Incentive Plan (AIP). ESG metrics represent at least 30% (up from 15% in 2021) of the Strategic Imperative score (which is 40% of the corporate performance index) in 2022. For additional details please see page 53, under 2022 Corporate Performance Index.

Financial and operational performance highlights

BCE’s compensation decisions for 2022 reflect the strong financial and operational performance of the BCE team keeping Canadians connected and informed.

Financial performance highlights

In 2022, we achieved year-over-year net earnings growth of 1.2% reflecting our strong operational execution. Key highlights of BCE’s financial performance in 2022 are as follows:

•

We delivered $8,365 million of cash flows from operating activities and $3,067 million of free cash flow (1) in 2022, supporting the 2022 BCE dividend increase and the continued investments in our key capital projects and strategic initiatives

•	BCE operating revenues grew 3.1%, over last year, from both higher service revenue of 3.0% and higher product revenue of 3.8%, reflecting our strong operational execution

•

BCE’s adjusted EBITDA (1) grew by 3.1% in 2022, compared to 2021, despite escalated media programming expenses, inflationary pressures and storm recovery costs, driven by growth from our Bell Wireless and Bell Media segments, whereas our Bell Wireline segment remained stable year over year. This resulted in an adjusted EBITDA margin (2) of 42.2% in 2022, which remained unchanged from last year

•

Statutory Earnings per share (EPS) of $2.98 per common share in 2022 compared to $2.99 per common share in 2021 is attributable to the impact of an increased number of common shares outstanding, as net earnings were favourably impacted by higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense. Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and non-controlling interest, adjusted EPS (1) in 2022 was $3.35 per common share, compared to $3.19 per common share, in 2021.

Following a successful year of financial and operating performance, we are able to increase the dividend in 2023 by 5.2%, bringing the annual dividend to $3.87 per share. The 2023 dividend increase represents the nineteenth increase to BCE’s annual common share dividend since 2009, totalling a 165% increase. This is BCE’s 15th consecutive year of 5% or better dividend growth.

(1)

Free cash flow is a non-GAAP financial measure, adjusted EBITDA is a total of segments measure and adjusted EPS is a non-GAAP ratio. These financial measures do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EPS as adjusted net earnings per BCE common share. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of BCE’s annual management’s discussion and analysis for the year ended December 31, 2022 included on pages 105 to 110 of BCE’s 2022 annual financial report for more information concerning these measures including, in the case of adjusted EBITDA, a reconciliation to net earnings being the most directly comparable IFRS financial measure and for free cash flow, a reconciliation to cash flows from operating activities being the most directly comparable IFRS financial measure.

(2)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

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The Board of Directors’ letter to shareholders 8

Operational performance highlights

In 2022, the BCE team demonstrated sincere dedication to our customers, colleagues and community with ongoing investments in the best broadband networks, service innovations and media. In a year that challenged us with record storms, economic uncertainty and competitive pressures, the BCE team made a real impact with consistent execution that led to solid results and continued progress in advancing our purpose to advance how Canadians connect with each other and the world.

Progress on six strategic imperatives highlights

•

Led national telecom service providers in reducing our share of consumer complaints, according to the 2021–2022 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS). While complaints to the CCTS as a whole decreased by 25%, Bell again outpaced national competitors with a decrease of 38%. Bell’s overall share of complaints decreased to 17.2%, down 3.5 percentage points, which was the largest decline among national providers.

•	Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 4,258,570 at December 31, 2022, up 10.3% over 2021.

•	Grew our Crave subscriber base to more than 3.1 million, up 6% over 2021.

•	TSN, Canada’s sports leader (1) and RDS, the top French-language sports network (2) delivered leading coverage of many major championships and events.

•	Maintained CTV’s #1 ranking as the most watched TV network in Canada for the 21st year in a row (2).

•	Expanded our fibre to the premises (FTTP) direct fibre footprint to an additional 854,000 homes and businesses in communities throughout Manitoba, Ontario, Québec and Atlantic Canada.

•	Expanded our 5G wireless network to reach 82% of Canada’s population

•	Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies.

•

Introduced our Employee Value Proposition, a clear statement of the values and experiences that make Bell a unique workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong.

•	Rolled out unlimited mental health benefit coverage for team members and their eligible family members to support their mental health and well-being.

•	Named the inaugural GHG Reductions Champion by Canada’s Clean50 Awards in recognition of our success reducing the GHG emissions intensity of our operations. (3)

Additional details on BCE’s financial and operational performance in 2022 can be found under section 9.6, entitled 2022 Compensation elements, under the heading 2022 Corporate Performance Index and section 10, entitled President and CEO compensation.

Organizational changes in 2022 and 2023

As part of our commitment to executing our strategy with the best structure in place to support Bell’s strong focus on delivering an outstanding end-to-end experience for our customers, a number of changes were made to the senior leadership team, including the changes summarized below:

•	Nikki Moffat was promoted to Chief Human Resources Officer and EVP, Corporate Services following the retirement of Bernard le Duc in January 2022

•	Stephen Howe took on the expanded role as Chief Technology and Information Officer, and Mike Cole, Bell’s Chief Information Officer departed at the end of Q1, 2022

•

Blaik Kirby was appointed to the new role of Group President, Consumer and Small & Medium Business, and Claire Gillies was appointed to the expanded role of EVP, Marketing and President, Consumer while Rizwan Jamal, formerly President of Bell Residential & Small Business, departed Bell in Q1, 2022.

Since year end, an additional departure and appointment was also announced:

•	John Watson took on the expanded role of Group President, Business Markets, Customer Experience and AI following the retirement of Tom Little in January 2023.

Together with Mirko Bibic and Glen LeBlanc, Wade Oosterman, John Watson and Blaik Kirby are BCE’s named executive officers (NEOs).

(1)

Based on the depth and breadth of broadcasted sporting events, and TSN’s reach, according to data provided by Numeris, a data company providing audience data and insights capturing media behaviours for the Canadian media industry, and TSN being the consumer preferred brand for live sports and sports news.

(2)	Based on data provided by Numeris.

(3)

Bell was named the inaugural Clean50 GHG Reductions Champion for 2023, in recognition of Bell’s performance between 2019 and 2022 in reducing our GHG intensity (CO2e per petabyte). Canada’s Clean50 is primarily managed by Delta Management Group, a Canadian sustainability, ESG and clean tech-focused search firm, and annually recognizes individuals, small teams and businesses for their contributions to sustainability in Canada.

The Board of Directors’ letter to shareholders 8

Our 2022 compensation program

BCE’s compensation policies and programs are reviewed regularly to ensure they are still competitive, linked to performance and aligned with shareholders’ interests.

Base salary

Our target positioning for base salaries is at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, performance and internal equity. In 2022, aggregate NEO salaries increased by 3% over 2021 levels. Details about any changes to base salaries of 2022 NEOs can be found in section 11 entitled Compensation of our named executive officers.

Annual short-term incentive plan

Our annual short-term incentive plan is designed to reward achievement on critical financial metrics (adjusted EBITDA, revenue and free cash flow) and operating metrics.

The operational metrics of BCE’s AIP are assessed based on BCE’s goal: Advancing how Canadians connect with each other and the world, and our six strategic imperatives:

•	Build the best networks

•	Drive growth with innovative services

•	Deliver the most compelling content

•	Champion customer experience

•	Operate with agility and cost efficiency

•	Engage and invest in our people and create a sustainable future.

In 2022, results against these imperatives accounted for 40% of the corporate performance index, consistent with the prior year. ESG related metrics are included within “Engage and invest in our people and create a sustainable future” imperative in 2022 and other imperatives, which in aggregate, represents in excess of 30% of the total strategic imperatives score in 2022, up from 15% in 2021. Having ESG related metrics embedded into the strategic imperatives is reflective of how ESG is embedded into the overall strategy of the business and highlights the importance of our strategic imperatives on BCE’s strategy and our Bell for Better commitment to sustainable growth.

In 2022, the Corporation delivered revenue, adjusted EBITDA and free cash flow all within financial guidance target ranges and maintained solid performance on the six strategic imperatives. Consequently, we approved a corporate performance index of 100% out of a possible 150%. This index accounts for 70% of the annual short-term incentives paid out to executive officers, while personal performance accounts for the remaining 30%.

AIP was restructured in 2022 for the CEO and EVPs to reduce the leverage on the Individual Performance Index component of the annual short-term incentive plan (which accounts for 30% of the annual short-term incentive). This brings the plan more in line with the market practice of having individual leverage at target aligned to that of the corporate performance factors. The individual performance index of the annual short-term incentive ranges was reduced from 0 to 3× target to 0 to 1.5× target for the CEO and EVPs. With the reduction in leverage, adjustments were made to target AIP in 2022 to maintain expected pay at comparable levels of performance (i.e. remaining compensation neutral).

Long-term incentive plan

Our long-term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives.

The 2020 PSU grants, which vested in 2022, achieved 108% payout with free cash flow results to support our dividend increase and the continued investments in our key capital projects and strategic initiatives.

Consistent with recent years, the 2022 LTIP is comprised of 50% RSUs and 50% PSUs. PSUs are measured based on a relative TSR performance metric in addition to a free cash flow metric. Relative TSR, weighted at 50% of the PSUs, is compared to median TSR of a peer group of eight North American telco companies (Rogers Communications Inc., TELUS Corporation, Shaw Communications, Cogeco Communications Inc., Quebecor Inc., AT&T, Verizon, Comcast), chosen based on industry relevance, capital market competitors and investment characteristics. The LTIP mix applies to all executives, including the President and CEO and all EVPs. No stock options were granted in 2022.

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The Board of Directors’ letter to shareholders 8

2022 CEO compensation

For 2022, the Board and Compensation Committee approved an increase to M. Bibic’s base salary of $100k and an increase to his long-term incentive award of $1.5 million to continue his compensation progression and to address market competitiveness with direct competitors and BCE comparator group peers. As a result, 88% of M. Bibic’s target total direct compensation is now considered at-risk.

M. Bibic’s actual total direct compensation for 2022 was $12.0 million, up by 14% compared to 2021, as a result of the increase in his base salary and long-term incentive grant, partially offset by a decrease in the amount of his 2022 short-term incentive plan award ($3.09 million in 2022 versus $3.19 million in 2021).

In 2022, the Compensation Committee was presented with a CEO vertical pay ratio analysis, including a comparison between the CEO’s total direct compensation and the median annual total direct compensation for all employees. This analysis was provided for the Compensation Committee’s information and to provide additional context as the Compensation Committee determines its compensation recommendations for 2023.

Additional details on the President and CEO’s 2022 accomplishments can be found in section 10, entitled President and CEO Compensation, as well as the look-back table which sets out the actual value received by the President and CEO in 2022 and over the past five years compared to the value received by our shareholders and demonstrates the alignment between the compensation for NEOs and shareholder value.

Conclusion

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present at the meeting to answer any questions you may have about executive compensation. Alternatively, shareholders can reach us through the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour

Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Gordon M. Nixon	David F. Denison
Chair of the Board	Chair of the Compensation Committee

March 2, 2023

Compensation discussion & analysis 9

9	Compensation discussion & analysis

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2022 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2022, these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada

•	Glen LeBlanc, EVP and Chief Financial Officer, BCE Inc. and Bell Canada

•	Wade Oosterman, President, Bell Media and Vice Chair, BCE Inc. and Bell Canada

•	John Watson, Group President, Business Markets, Customer Experience and AI

•	Blaik Kirby, Group President, Consumer and Small & Medium Business

9.1	Overall objective of the executive compensation program

Our executive compensation program is based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by:

•	attracting, motivating and retaining the executive officers needed to drive the business strategy, and

•	rewarding them for financial and operating performance and leadership excellence.

9.2	Setting executive compensation

The following chart illustrates BCE’s compensation governance structure and roles and responsibilities in setting and administering executive compensation.

Board of Directors

Engage with shareholders and oversee BCE's compensation policy and components

Shareholders

Provide feedback related to executive compensation matters through "Say on Pay"

Audit Committee

Governance Committee

Risk and Pension Fund Committee

Compensation Committee

- Oversees, and recommends for approval by the Board, the Corporation's executive compensation philosophy, policies, programs and grants of equity-based compensation
- Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan
- Reviews any proposed major changes in the Corporation's benefit plans and recommends for approval any change requiring Board approval
- Reviews annually with the members of the Board the performance of the President and CEO and other executive officers
- Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers
- Reviews the Corporation's executive compensation disclosure for inclusion in the Corporation's public disclosure documents
- Reviews and monitors the Corporation's exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk
- Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the Compensation Committee, other professional advice to enable the Compensation Committee to function independently of management

Management

- Proposes the elements of a compensation program that supports a performance culture without undue risk taking
- Implements the processes required to administer the program
- Manages the process to establish performance objectives and to measure individual and corporate performance against set objectives
- Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling their roles and responsibilities
- Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive award levels for the officers, excluding CEO, of the Corporation
- Proposes the succession plan for the officers of the Corporation
- Continuously monitors the regulatory environment and market practices and informs the Compensation Committee about any developments

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Compensation discussion & analysis 9

Benchmarking and comparator group

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

A full benchmarking study of all executive positions, including the NEOs, using our comparator group presented below is conducted every two years. The results of the last review completed with Hugessen showed that our executive pay is well aligned to our executive compensation policy, which targets total compensation to be positioned at the 60th percentile of our comparator group for strong performers.

We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, industry, market capitalization and complexity. A full review of the benchmark and comparator group was completed in 2022 with Hugessen, which resulted in the addition of four new companies to the comparator group and removal of nine former peers for a new comparator group consisting of fourteen peers. The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, including base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The new comparator group of fourteen companies, the rationale for its use and comparative financial information are outlined in the tables below.

Description	Rationale for use	List of companies

Represents a select sample of the largest Canadian companies based on size, industry, Geography and prevalence in other peer groups of interest

Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, and that compete with us for key talent. Industry representation in selection of peers considers relevance to BCE in business model, with greater emphasis on highly regulated and consumer facing industries. The number of peers, and balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent.

		•	Alimentation Couche-Tard Inc.
		•	Bank of Montreal*
		•	Canadian National Railway Company
		•	Canadian Tire Corp. Ltd.
		•	CGI Group Inc.
		•	Enbridge Inc.
		•	Manulife Financial Corporation
		•	Quebecor Inc.
		•	Rogers Communications Inc.
		•	Sun Life Financial Inc.*
		•	The Bank of Nova Scotia *
		•	TC Energy Corporation
		•	TELUS Corporation
		•	Thompson Reuters Corporation*

* New peer added to peer group in 2022

Comparative financial information and industry distribution of comparator group

BCE – December 31, 2022 results

Total revenue ($M)	Market capitalization ($M) (1)	Net earnings ($M)	Dividend Yield (2)	Employees

24,174	54,255	2,926	6.2%	44,610

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2)	Annualized dividend per BCE common share divided by BCE’s share price at the end of the year.

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

•	the relative pay levels among our most direct industry competitors

•	the relative size, scope and complexity of comparator businesses

•	BCE’s relative performance against these comparators, and

•	internal equity across the Corporation and between different levels within the Corporation.

Compensation discussion & analysis 9

A similar approach and philosophy to setting target compensation is used for all levels within the organization to ensure competitive and fair compensation.

9.3	Compensation risk management

Our Risk Advisory Services (corporate risk management) group conducted their annual compensation risk evaluation process to ensure that our compensation policies and practices do not encourage executives to take undue risk on behalf of the Corporation for personal financial gain.

Five-pillar framework

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

Our assessment identified no risks associated with our compensation policies and practices likely to have a material adverse effect on the corporation

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance but do not encourage undue risk taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

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Compensation discussion & analysis 9

Overview of compensation and risk governance policies at BCE

What we do

Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.

Incorporate caps on the annual short-term incentive payouts, long-term incentive grants and executive pension plans to prevent excessive compensation levels.

Incorporate risk mitigation mechanisms (1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration.

Balance short- (annual short-term incentive), and long-term (RSUs and PSUs) incentives to align compensation to the risk horizon for each compensation component.

Offer a pay mix that emphasizes performance, with 84% of NEO target total direct compensation being at risk on average and tightly linked to BCE’s performance.

Enforce an incentive compensation clawback policy and forfeiture provisions. (2)

Enforce a post-employment hold requirement for the President and CEO.

Impose material share ownership requirements and offer the possibility to convert incentive payouts into DSUs, which further aligns executives’ interests with those of our shareholders.

Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.

Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.

Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual “Say on Pay” advisory vote.

What we avoid

Maintaining or reducing performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.

Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.

Setting performance targets for incentives without appropriate stress testing.

Offering compensation exceptions to NEOs without appropriate Board approval.

Offering single trigger change-in-control (CIC) rights to our executives. (3)

Allowing hedging of the economic exposure of BCE securities by any insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

Including unvested and unexercised long-term incentives in share ownership calculations.

Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasizing long-term incentives with three-year vesting cycles in the executive pay mix to discourage undue short-term risk taking and eliminating the use of options beginning in 2021.

(2)

The President and CEO as well as all EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment (stock options have been eliminated as of fiscal 2021 but stock options issued in the past can be exercised, upon vesting and prior to their expiry. 2020 was the last year options were granted and 2030 will be the last year in which option grants can be exercised).

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards. The clawback for the CEO is enforceable in the event of conduct that the Board determines would constitute cause to terminate the CEO.

All stock option holders are subject to a clawback clause if they engage in prohibited behaviours.

In the event of termination for cause, an individual forfeits all vested and unvested options and unvested RSU and PSU grants.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.6, entitled Termination and change-in-control benefits.

Compensation discussion & analysis 9

9.4	Compensation policy and components

To achieve our objective, we use three key elements of compensation with target positioning for base salary at the 50th percentile and for total target compensation for strong performers at the 60th percentile of what is paid in the competitive market for similar positions, with greater focus on pay-for-performance and long-term components. Actual compensation may be set above or below target positioning depending on a number of factors, including performance, experience and internal equity. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	Primary objective	What does the compensation element reward?	How does the compensation element fit into the overall objective?	Form of payment

Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfil them	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash

Annual Short-Term Incentive	Incents performance against our annual corporate and individual objectives	The achievement of our annual objectives	Provides a vehicle to reward actual performance against objectives that are designed to support our overall corporate targets	Choice of cash and/or DSUs • Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment

Equity-Based Long-Term Incentive Plan	Aligns long-term interests of executives and shareholders	The creation of shareholder value	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs (50%)

•  Aligns executives’ interests to share return growth

PSUs (50%)

•  Aligns executives’ interests with shareholder return relative to peers, and free cash flow, which enables continued investment and returns

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.6, entitled 2022 Compensation elements, under the heading Pension, benefits and perquisites.

9.5	2022 Named executive officers’ target pay at risk

84%	2022 Average NEO target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with corporate performance over the short- and long-term. On average, 84% of target NEO compensation is at risk.

2022 target pay at risk (1)

(1)

Based on 2022 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards and PSU awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

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Compensation discussion & analysis 9

9.6	2022 Compensation elements

Base salary

The Compensation Committee recommends for Board approval the base salary of each executive officer that reflects the scope and responsibilities of the position, the executive officer’s performance and experience, the positioning of their base salary and total compensation versus the comparator group (targeted at the 50th percentile on base salary), and internal equity.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

Annual short-term incentive

(1)	For remaining employees eligible for AIP, Individual Performance Index may vary between 0 and 3×.

(2)	For remaining employees eligible for AIP, maximum payout is two times the target award.

The annual short-term incentive applicable to the President and CEO and all executive officers has two components:

•

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. They are based on financial targets and quantitative strategic objectives related to each of our six strategic imperatives

•

In order to assess and reward leadership behaviours demonstrated by the executive in the achievement of business unit and overall corporate results, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

Short-term incentive targets

The short-term incentive targets for executive officers are reviewed regularly to ensure they remain competitive with market peers. As noted in last year’s disclosure, the short-term incentive targets increased for NEOs as part of the annual short-term incentive plan restructure in 2022 to bring the plan for the CEO and EVPs in line with the market practice of having the individual leverage around target more aligned to that of the corporate performance factors. The short-term incentive target was increased from 150% to 200% for the President and CEO and from 100% to 120% for the other NEOs from 2021 to 2022. However, the maximum payout under the AIP was reduced from 2x target to 1.5x target with a reduction to the individual performance index from 0 to 1.5x target. Adjustments to target were made to strengthen alignment with market in terms of overall compensation structure, while remaining compensation neutral.

Corporate performance index

Corporate performance objectives account for 70% of the weighting of the annual short-term incentive award. At the beginning of each year, the Compensation Committee recommends for approval by the Board the Corporation’s financial and operating objectives used to determine the corporate performance objectives. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving targets is maintained in light of the Corporation’s progress and the competitive environment.

At the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate performance objectives to determine the corporate performance index.

This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment.

Financial objectives

Financial objectives (adjusted EBITDA 30%, revenue 15% and free cash flow 15%) account for 60% of the corporate performance index. The Compensation Committee sets a threshold, low, target and stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

Overall performance

	Threshold	Low	Target	Stretch

Payout (1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

Compensation discussion & analysis 9

Six strategic imperatives

The remaining 40% weighting of the corporate performance index evaluates achievement of the Corporation’s operating objectives, our six strategic imperatives for 2022, with relative weighting for each imperative applied as follows:

Six strategic imperatives

Relative weight

1. Champion customer experience	20%

2. Drive growth with innovative services	15%

3. Deliver the most compelling content	10%

4. Build the best networks	20%

5. Operate with agility and cost competitiveness	15%

6. Engage and invest in our people and create a sustainable future	20%

100%

The Committee believes assigning the highest weight of 20% recognizes the importance of customer service, building the best network as a base for everything we do, investing in our people and improving the impact and our contribution to society.

Progress on the six strategic imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 40%:

Points	0	1	2	3	4	5	6

Results	Failed	Significantly below	Below	Slightly below	Met	Exceeded	Stretched

The cumulative total of points earned for the six strategic imperatives determines the payout according to the following table:

Sum of points

	Threshold 0 points (6 × 0 points)	Target 30 points (6 × 5 points)	Stretch 36 points (6 × 6 points)

Payout (1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2022 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives.

BCE’s incentive plans are structured to create sustainable value for shareholders, as well as delivering on our corporate purpose of advancing how canadians connect with each other and the world, through the successful execution of the corporation’s six strategic imperatives

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2022, and the rationale for their use.

Adjusted EBITDA 30%

Industry-wide measure of in-year operational profitability. Measures executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

Six strategic imperatives 40%

The strategic imperatives focus our efforts on achieving our goal of advancing how Canadians connect with each other and the world. Their assessment includes many operating metrics typically used in the industry. Progress made against the six strategic imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

Revenue 15%

A simple measure of the total value of the products and services sold by the Corporation. Revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

Free cash flow 15%

Provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business. It is also commonly used as a valuation measure for companies in the industry.

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Compensation discussion & analysis 9

2022 Corporate performance index

100%	2022 Corporate performance index

The following table outlines the corporate objectives and results achieved for 2022.

Component	Weighting	Calculated payout	2022 Target	2022 Results	Comments

Adjusted EBITDA	30%	Payout: 32% Min: 0% Max: 45%	$10,188 million	$10,199 million	BCE adjusted EBITDA grew by 3.1% in 2022, compared to 2021, driven by increases in our Bell Wireless and Bell Media segments, whereas our Bell Wireline segment remained stable year over year. The growth reflected greater revenues, partly offset by higher operating expenses.

Revenue	15%	Payout: 18% Min: 0% Max: 22.5%	$24,035 million	$24,174 million	BCE revenues grew by 3.1% in 2022, compared to 2021, driven by higher service revenue of 3.0%, and higher product revenue of 3.8%, reflecting growth from our Bell Wireless and Bell Media segments, partly offset by a modest decline in our Bell Wireline segment.

Free cash flow	15%	Payout: 15% Min: 0% Max: 22.5%	$3,063 million	$3,067 million	Free cash flow of $3,067 million in 2022 increased by $87 million, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

Six strategic imperatives	40%	Payout: 35% Min: 0% Max: 60%	Various	N/A	The Board approves a scorecard of approximately 50 operating metrics to monitor the progress against the strategic imperatives. Good progress was made on many imperatives with strong results achieved in the areas of Drive growth with innovative services, Build the best networks, and Operate with agility and cost competitiveness. See additional table below which sets out metrics included and results highlights for strategic imperatives for 2022.

Total	100%	100%

Strategic imperatives

A final score of 35% out of 40% weighting was applied to strategic imperatives result, based on progress made and expectations exceeded in many areas. Results represent a combination of various metrics, many of which are competitively sensitive and not disclosed in detail. ESG related metrics are included within “Engage and invest in our people and create a sustainable future” imperative in 2022 and other imperatives which in aggregate, represents in excess of 30% of the total strategic imperatives score in 2022, up from 15% in 2021. Having ESG related metrics embedded into the strategic imperatives score is reflective of how ESG is embedded into the overall strategy of the business. ESG related metrics are identified in the results highlights below with blue shading.

Imperative & weighting	Metrics included	Results highlights

Champion customer experience 20%	• Share of CCTS complaints • Call centre performance • Home WiFi quality • Self-serve tools & transactions • End to end customer experience improvements • Systems reliability

• Lowered Bell’s share of CCTS complaints with 38% fewer complaints year over year (YoY)

• Delivered enhancements to self-installation process, increasing the self-install take-rate

• Increased self-serve transactions

Drive growth with innovative services 15%	• Share of Internet net adds • Mobile phone net adds • Wireless ARPU • Wireline adjusted EBITDA margin

• Added 489,901 total net postpaid and prepaid mobile phone subscribers, up 66% YoY

• Mobility blended average revenue per user (ARPU) (1) increased 2.8% YoY

• Achieved Wireline Direct adjusted EBITDA Margin of 43.8%

Deliver the most compelling content 10%	• Prime Time Performance • Bell Media Digital revenue growth • Crave subscribers • French language original content	• Launched next-generation TV based on Android platform • Grew our Crave subscriber base to more than 3.1 million, up 6% YoY • Grew French language content and viewership YoY

Build the best networks 20%	• Fibre build • 5G PoPs covered • 3.5 GHz Spectrum deployment • Network capacity management	• Expanded 5G+ coverage to reach 38% of Canada’s population • Delivered an additional 854k FTTP locations passed • Expanded 5G wireless network to reach 82% of Canada’s population with 5G

Operate with agility and cost competitiveness 15%	• Negotiate collective agreements • Total payroll • Total operating cost • Capital investment priorities

• Ratified 24 collective agreements

• Reduced wireline operating costs by 0.5%, contributing to Bell Wireline adjusted EBITDA margin improvement of 0.2 pts YoY

• Met milestones with respect to reduction in real estate footprint

Engage and invest in our people and create a sustainable future 20%

• Team engagement

• Positive workplace and culture

• Recruitment and development of critical skills

• Bell Let’s Talk

• Environment (lower carbon footprint, reduce waste)

• Enhance employee experience and value proposition

• Record Bell Let’s Talk Day interactions of 164 million and an additional $8.2 million committed to Mental Health

• Met KPIs with respect to greenhouse gas reduction and circular economy

• Employee Engagement reached 76%

• Launched our Employee Value Proposition and other programs

(1)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Compensation discussion & analysis 9

The financial results for 2022, along with the progress made against the six strategic imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate performance index of 100% for the President and CEO and the other NEOs. Downward discretion was applied to the strategic imperatives score to determine this result. Over the last five years, the corporate performance index was 105% in 2021, 25% in 2020, 107% in 2019, 95% in 2018, and 100% in 2017.

Individual performance index

1.2	Average 2022 NEO individual performance index	In order to recognize and reward individual contribution, 30% of the annual short-term incentive for executive officers is based on individual performance, which has two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the six strategic imperatives and thereby create value for shareholders. For further details on our President and CEO’s key accomplishments and results for 2022, refer to section 10, entitled President and CEO compensation, on page 58.

Equity-based compensation

Long-term incentive plan

Our LTIP is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The LTIP also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for medium- and long-term decisions. Being 100% equity-based, our LTIP’s value to the executive is very much dependent on increasing share price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the LTIP rewards the achievement of cash flow targets that enables continued investment and returns, in addition to total shareholder return relative to peers, which also aligns with shareholders’ interests. Following a comprehensive review of the LTIP, the Compensation Committee and Board of Directors determined that the 2022 LTIP will continue to be comprised of 50% RSUs and 50% PSUs.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy. Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with their assessment of the individual performance and leadership of the other executive officers. Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 1.5×) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only.

As noted under the section above under the heading Short-term Incentive Targets the annual short-term incentive plan for the CEO and EVPs was restructured in 2022 to bring the plan in line with the market practice of having the individual leverage around target more aligned to that of the corporate performance factors. The individual performance index of the annual short-term incentive ranges were reduced from 0 to 3× target to 0 to 1.5× target for the CEO and EVPs.

In 2022, the average individual performance index for the NEOs was 1.2× compared to 2.5× in 2021. These results reflect the reduction in the leverage in the individual performance index of the AIP formula for the CEO and EVPs, while still rewarding the exceptional leadership of the BCE team. The 2022 annual incentive awards for our NEOs ranged from $941,775 to $3,094,000, with an average payout of $1,415,555. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

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Compensation discussion & analysis 9

Below are the key terms that apply to each component of the long-term incentive plan in 2022.

Element	RSUs	PSUs

Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests with shareholder return relative to peers, and free cash flow, which enables continued investment and returns. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout range (as a % of the grant award)	0% to 100%	0% to 200%

Defined limit on annual grant levels	Yes

Term	Three years

Performance period	Three year performance period	Three annual performance periods Each performance period is weighted equally to determine vesting rights at the end of the performance period.

Vesting type	Three-year cliff vesting

Vesting date for 2022 grants	December 31, 2024

Vesting criteria	Being employed by BCE or Bell on the vesting date

Being employed by BCE or Bell on the vesting date

Relative TSR 50% based on achievement of relative TSR, where the company’s TSR is measured relative to the TSR of the peer companies, expressed as a range of percentage points from the median TSR of the peer group. 100% PSU vesting percentage is achieved with the company’s TSR equivalent to the peer group median TSR.

Relative TSR peer group is comprised of eight North American telco companies (Rogers Communications Inc., TELUS Corporation, Shaw Communications, Cogeco Communications Inc., Quebecor Inc, AT&T, Verizon, Comcast).

Free Cash Flow 50% based on achievement of annual Board approved free cash flow targets.

Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares

Methods of payment (1)	Cash, BCE common shares

Pricing at time of grant	Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.

Clawback	The President & CEO and all EVPs are subject to a clawback clause detailed under section 9.3, entitled Compensation risk management.

(1)

Since 2017, executives have had the option to receive their RSU grants in the form of DSUs. At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. There were no special grants made in 2022.

Information on change-in-control and termination provisions applicable to the LTIP can be found under section 11.6, entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU payouts

Since the PSU plan’s inception in 2011, ten payout cycles have occurred. The PSU grants prior to 2014 had a maximum payout level of 100%. Grants from 2014 to 2020 have a maximum payout of 125%, and grants from 2021 onward have a maximum payout of 200% to reinforce the incentive to outperform and reflect current market practices in PSU design.

From 2011 to 2016, all PSU grants vested at 100%, the 2017 PSU grant vested at 106%, the 2018 PSU grant vested at 82% and the 2019 PSU grant vested at 107%. The 2020 PSU grant, which vested in 2022, achieved 108% payout based on annual free cash flow results exceeding targets overall.

For further details on each NEO’s 2022 PSU award, see section 11.2, entitled Summary compensation table, on page 67 or refer to the detailed NEO biographies in sections 10 and 11.

Compensation discussion & analysis 9

DSU plan

The DSU plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity that they must hold until they leave the company. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

In 2022, executive officers could elect to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Executives also had the option to elect to receive their grant of RSUs in the form of DSUs.

DSUs have the same value as BCE common shares. Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

Share ownership requirements

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. Our current share ownership requirements for the President and CEO and EVPs have been in place since 2013 and are designed to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders. These milestones are to be reached 10 years from promotion or hire date.

In addition, the President and CEO is subject to compliance with a post-employment hold requirement. Under the policy, upon resignation or retirement, the President and CEO must continue to hold a number of shares equal to the share ownership requirement as of departure date for at least one year following departure.

The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

Multiple of base salary

Position	5-Year target (1)	10-Year target

President and CEO	7.5×	10.0×

EVPs	3.0×	5.0×

(1)	50% of five-year target must be reached within three years.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2022.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of vested DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in the case of death.

Direct and indirect holdings of common shares of BCE, including shares or vested DSUs received under the following programs, can be used to reach the minimum share ownership level:

•	DSU plan, described under DSU plan

•	ESP, described under Benefits and perquisites

•	shares acquired and held by exercising stock options granted under our stock option plans, described in section 11.3 entitled Incentive plan awards under Stock option plan

•	shares received and held upon payment of RSUs and PSUs, described under Long-term incentive plan

•	shares purchased independently on the open market.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-, five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the following table, all of our NEOs have met or exceeded their five-year targets, with the exception of our President and CEO whose 5- and 10-year CEO targets were established upon his appointment on January 6, 2020.

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Compensation discussion & analysis 9

Below is the share ownership status for our NEOs as of December 31, 2022.

	Ownership requirement			Total BCE equity ownership value ($	(1) )		Multiple of
NEO	Base salary ($)	Year 5	Year 10			Percentage of ownership in DSUs	5-Year target achieved	10-Year target achieved

M. Bibic	1,400,000	7.5×	10×	9,607,954		86%	0.9×	0.7×

G. LeBlanc	725,000	3×	5×	12,093,499		98%	5.6×	3.3×

W. Oosterman	900,000	3×	5×	71,894,894		89%	26.6×	16.0×

J. Watson	750,000	3×	5×	6,898,214		72%	3.1×	1.8×

B. Kirby	750,000	3×	5×	4,377,452		60%	1.9×	1.2×

(1)	Calculated using the higher of acquisition cost and the current market value based on closing BCE share price on the Toronto Stock Exchange from December 30, 2022 of $59.49.

Clawback policy

The President and CEO as well as EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them and to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud on the part of the executive during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

For the CEO, in respect of compensation awarded on or after January 1, 2021, the Board may, at its discretion, cancel all or a portion of unvested cash and equity compensation or clawback cash and vested incentive and deferred compensation received by the CEO within the preceding 24 months in the event of conduct that the Board determines would constitute cause to terminate the CEO.

In addition, under BCE’s long-term incentive plan, if BCE terminates a participant, including the President and CEO or any EVP, for cause, the participant forfeits all vested and unvested options, and all outstanding and unvested RSUs and PSUs as described further in section 11.6, entitled Termination and change-in-control benefits.

Pension, benefits and perquisites

Pension

The Defined Contribution (DC) arrangement of the Bell Canada pension plans (Bell Plan) allows employees to contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit. The company contribution remains capped at 6%.

All our NEOs participate in the DC arrangement, which has been the only pension plan available to employees hired since 2004. M. Bibic participated in the Bell Canada Defined Benefit Pension Plan for 12 months ending on December 31, 2004, when he joined the DC arrangement. G. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014, when he joined the DC arrangement.

All our NEOs are eligible for supplementary retirement arrangements. The pension benefits provided to our NEOs are described under section 11.5, entitled Pension arrangements.

Benefits and perquisites

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer our employees the possibility to participate in our ESP. The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, employees can contribute up to 12% of their basic salary to buy BCE common shares. The Corporation matches one-third of the employee’s contribution up to a maximum of 2% of their annual basic salary. The shares purchased with the Corporation contributions and the associated dividends are subject to a two-year vesting period. More information on the ESP can be found under section 11.4, entitled Employees’ savings plan (ESP).

The NEOs also receive a competitive cash allowance for perquisites.

President and CEO compensation 10

10	President and CEO compensation

Mirko Bibic President and Chief Executive Officer BCE Inc. and Bell Canada

Mirko Bibic

President and Chief Executive Officer of BCE and Bell since January 2020, Mirko leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, operate with agility and efficiency and support the Bell team and our communities toward a sustainable future.

Mirko was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer.

Mirko joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto, and serves on the boards of Royal Bank of Canada, Maple Leaf Sports & Entertainment and the Business Council of Canada. He is also co-chair of the Kids Help Phone campaign. Born and raised in the Montréal area, Mirko is fluently bilingual.

2022 Key accomplishments and determination of annual short-term incentive award

The Compensation Committee evaluated M. Bibic’s performance for 2022 based on demonstrated leadership behaviours and comprehensive objectives related to:

•	the evolution of BCE’s strategy

•	the execution of BCE’s strategy

M. Bibic significantly advanced the evolution of BCE’s strategy in 2022:

•

invested $5.1 billion in 2022 in capital expenditures, the highest annual capital investment in BCE’s history as part of our historic $1.7 billion accelerated capital expenditure program announced in 2021 to accelerate the build of FTTP, wireless to the premises (WTTP) and 5G wireless network coverage

•	continued to expand our FTTP footprint with 854,000 new locations passed

•

announced a large-scale investment in broadband infrastructure as part of the Ontario Accelerated High Speed Internet Program (AHSIP). Bell is investing over $650 million in partnership with a Government of Ontario investment of $484 million, enabling the deployment of our all-fibre network to over 80,000 homes and businesses in underserved regions across Ontario as part of AHSIP by 2025

•

acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, strengthening our competitive position in the value-seeking segment of the market

•

acquired Distributel Communications Limited, a national independent communications provider offering a wide range of consumer, business and wholesale communication services, supporting our strategy to grow residential and business customers.

•	expanded reach of our 5G network to reach 82% of Canada’s population up from 70% at the end of 2021

•

launched 5G+, the next evolution of 5G leveraging 3500 MHz wireless spectrum acquired in 2021. 5G+ service is expected to be faster and more responsive than 5G, allowing for a superior mobile experience. 5G+ coverage expanded to reach 38% of Canada’s population at the end of 2022

•	improved Bell’s outage notification processes and tools to better communicate to our customers during major network outages

•

launched Bell Ventures initiative to drive innovation and support Canadian entrepreneurship. Bell Ventures focuses on early-stage investments that further differentiate Bell’s 5G and fibre networks and on technology applications that deliver solutions for enterprises such as Cohere Technologies, the creator of spectrum multiplier software for 4G and 5G networks

•

announced a three-year strategic relationship with Montréal innovation centre Centech, leveraging our advanced network capabilities, 5G and AI management expertise to help emerging Canadian businesses drive innovation and growth

•

partnered with Air Canada to launch Live TV onboard select aircraft and domestic routes, enabling passengers to watch live sports coverage on TSN and RDS, and breaking news coverage from CTV News Channel and BNN Bloomberg

•	partnered with Snap Inc. to create a unique immersive experience for Toronto Raptors fans with the first ever 5G multi-user AR basketball experience on Snapchat

•	enhanced our “Engage and invest in our people” strategic imperative to include “and create a sustainable future”

•	progressed on our Bell for Better commitments to help build a better world, better communities and a better workplace which encapsulate our approach to ESG

•

received approval by the Science Based Targets initiative (SBTi) for Bell’s greenhouse gas (GHG) emissions reduction targets confirming the company’s alignment with the most ambitious temperature goal of the Paris Agreement to limit global warming to 1.5°C (1)

•	converted Bell’s existing $3.5 billion committed credit facilities to a sustainability-linked loan (SLL)

•

set a new record for engagement for the 12th annual Bell Let’s Talk Day on January 26, 2022, with 164,298,820 messages of support from Canadians and people around the world calling for action in mental health, an overall 3.2% increase vs. 2021. With a Bell donation of 5 cents for each communication, our funding for Canadian mental health grew by $8,214,941. Bell’s total mental health funding commitment reached $129,588,747.75, towards our $155 million target since 2010

•

announced an additional 114 Community Fund grants to community based mental health organizations in 2022 bringing the total to over 1,000 grants to local and grassroots organizations around the country since its launch in 2011

•	announced $2.1M in grants to various organizations as part of our Post-Secondary Fund and Diversity Fund to support Mental Health and Wellness

(1)

The Science Based Targets initiative is a partnership between CDP (formerly the Carbon Disclosure Project), the United Nations Global Compact, World Resources Institute and the World Wide Fund for Nature driving ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets.

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President and CEO compensation 10

•

continued to support a diverse and inclusive workplace; named one of Canada’s Best Diversity Employers for the sixth year in a row in Mediacorp’s 2022 report on workplace diversity and inclusion, in recognition of Bell’s commitment to fostering an inclusive, equitable and accessible workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong

•	introduced our Employee Value Proposition, a clear statement of Bell’s values and the experiences that make Bell unique

•	commenced offering unlimited mental health benefit coverage for team members and their eligible family members.

•	named the top telecom company and #4 overall in Canada on the June 2022 Corporate Knights Best 50 Corporate Citizens list (1)

•	named the inaugural GHG Reductions Champion by Canada’s Clean50 Awards in recognition of our success reducing the GHG emissions intensity of our operations.

M. Bibic led the Bell team in its successful execution of the company’s six strategic imperatives in 2022:

•	delivered consistent Revenue and adjusted EBITDA growth in 2022 while maintaining an adjusted EBITDA margin of 42.2%

•	reduced wireline operating costs by 0.5%, contributing to Bell Wireline adjusted EBITDA margin improvement of 0.2 pts over 2021

•	maintained a low average after-tax cost of Bell Canada’s publicly issued debt securities, at 2.9%

•

ranked as Canada’s fastest 4G and 5G networks in PCMag’s 2022 Fastest Mobile Networks Canada report (2), best 5G network by Global Wireless Solutions (GWS) (3) and Canada’s fastest mobile download speed by Opensignal (4)

•	built on our position as the leading ISP in Canada with a retail high-speed Internet subscriber base of 4,258,570 at December 31, 2022, up 10.3% over 2021

•

named the top Internet service provider among Canada’s major providers for gaming for the second year in a row in PCMag’s Best Gaming ISPs Canada 2023 report based on PCMag’s Quality Index (speed, latency and jitter)

•

launched Bell Gigabit Fibe 3.0 service offering symmetrical download and upload speeds of 3 Gbps (gigabits per second) in several communities across Ontario, Québec and the Atlantic Provinces; and introduced Bell Gigabit Fibe 8.0 service offering symmetrical download and upload speeds of 8 Gbps, the fastest speeds available in the market today among major ISPs in North America

•	launched the Giga Hub featuring powerful Wi-Fi 6E, the fastest Wi-Fi technology available for customers in Ontario and Québec

•	maintained our position as Canada’s largest TV provider with 2,751,498 retail subscribers at December 31, 2022, and increased our total number of IPTV subscribers by 5.6% to 1,988,181

•	added 489,901 total net postpaid and prepaid mobile phone subscribers, up 66.2% over 2021

•	improved postpaid mobile phone churn by 0.01 pts over 2021 to 0.92% in a highly competitive market
•	leveraged Bell’s strategic partnerships with AWS to launch the first public multi-access edge computing (MEC) platform with Amazon Web Services (AWS) Wavelength in Canada at the edge of our 5G network

•

building on Bell’s strategic partnership with Google Cloud, we deployed the first global production implementation of Google Distributed Cloud Edge for our core network functions, driving digital transformation and operational efficiencies

•	maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 21st year in a row

•	TSN, Canada’s sports leader and RDS, the top French-language sports network, delivered leading coverage of many major championships and events

•

introduced the latest evolution of Fibe TV, with new capabilities and features including access to the Google Play app catalogue, voice remote powered by Google Assistant, universal search and Cloud PVR, backed by Google Android TV

•	grew our Crave subscriber base to more than 3.1 million, up 6% over 2021

•

increased Bell Media’s digital revenue mix (5) to 29%, up 9 percentage points over 2021, by expanding direct to consumer services and providing value added services for advertisers including strategic audience management (SAM) TV and the Bell Media demand-side-platform (DSP) ad-tech platforms

•	TSN and FanDuel Group, North America’s premier online gaming company, announced an exclusive multi-year agreement to introduce FanDuel’s sportsbook to Canadian sports fans

•	improved the experience for customers making it easier to do business with Bell

•

led national telecom service providers in reducing our share of consumer complaints, according to the 2021–2022 Annual Report from the CCTS. While complaints to the CCTS as a whole decreased by 25%, Bell again outpaced national competitors with a decrease of 38%. Bell’s overall share of complaints decreased to 17.2%, down 3.5 percentage points, which was the largest decline among national providers

•	created a new dedicated queue to support Mandarin and Cantonese customers in their own language to produce a more personalized sales and service experience for many new Canadians

•

ranked the most valuable communications brand in Canada and the third most valuable overall in Kantar’s annual BrandZ report on the most valuable Canadian brands of 2022, reflecting our Bell for Better commitment to the highest ESG standards, and our network reach, reliability and service excellence (6)

•

added a new “Request a Call” option to our Virgin Plus self-serve channels, allowing customers to book a call from a live care agent through the app, website, chat and IVR channels if they have questions or require additional support

•	improved issue identification and assigned more case managers to handle potentially challenging service experiences

(1)

The annual Corporate Knights ranking evaluated 332 of the largest Canadian companies on a set of 24 environmental, social and governance (ESG) indicators to single out the Best 50 that Corporate Knights considers “the vanguard of corporate sustainability leadership in Canada.”

(2)

PCMag delivers lab-based, independent reviews of the latest technology products and services. In September 2022, PCMag ranked Bell’s mobile networks number one in its 2022 study of mobile network performance across Canada for a third year in a row. This study is based on a weighted average of download speeds, upload speeds and average latency in PCMag’s tests.

(3)

Mobile insight company, GWS, determined that Bell offers Canada’s fastest 5G network and best national 5G network for gaming and video. The OneScore ranking is based on nationwide evaluation of 5G networks by GWS.

(4)

Opensignal Limited is an independent analytics company focused on mobile analytics and insights on wireless connectivity. In August 2022, Bell received the Download Speed Experience Award and was a joint winner of the 5G Download Speed Experience in their Canada Mobile Network Experience Report.”

(5)

Digital revenues are comprised of advertising revenue from digital platforms including websites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

(6)

Kantar is a global data, insights and consulting company. The brands that appear in the Kantar BrandZ Most Valuable Canadian Brands 2022 report are the most valuable brands in Canada, and were selected for inclusion based on the Kantar BrandZ brand valuation methodology that combines extensive and ongoing consumer insights with rigorous financial analysis.

President and CEO compensation 10

•	continued to leverage artificial intelligence and machine learning to improve our digital capabilities, the quality of our customer interactions and issue detection

•	continued to take a disciplined approach to cost management by aligning costs with overall revenue performance.

•	awarded the Order of Excellence for Mental Health at Work by the Excellence Canada program (1)

•	recognized once again for our commitment to employees as one of Canada’s Top Employers for Young People and one of Canada’s Greenest Employers (2)
•	named one of Canada’s Top Family-Friendly Employers by Mediacorp in recognition of a wide range of employee benefits that support families.

Shareholders benefitted from BCE’s strong financial and operational performance, with a 5.1% increase in 2022 common dividends to $3.68 from $3.50 in 2021. This was BCE’s fourteenth consecutive year of 5% or better increases to the annual common share dividend.

2022 Actual pay mix

For 2022, M. Bibic’s base salary increased by $100k and his long-term incentive award increased by $1.5 million to continue his compensation progression and to address market competitiveness with direct competitors and BCE comparator group peers. As a result, 88% of M. Bibic’s target total direct compensation is now considered to be at-risk.

The change in pension & other compensation in 2022 is primarily due to M. Bibic reaching a milestone at age 55 for eligibility to excess pension benefits on amounts that exceed the ITA limit under the Bell Canada Defined Benefit Pension Plan which he participated in for one year up to December 31, 2004 (see section 11.5 entitled Pension arrangements under defined benefit arrangements). As a result, his projected annual DB benefit payable at year end increased from $3k in 2021 to $32k in 2022, and the projected annual DB benefit payable at age 65 increased from $33k in 2021 to $44k in 2022.

	2022 ($)	2021 ($)	2020 ($)

Salary	1,400,000	1,300,000	1,300,000

At-Risk Compensation

Annual Short-Term Incentive Plan	3,094,000	3,188,250	1,610,700

RSU-Based Awards	3,750,000	3,000,000	3,000,000

PSU-Based Awards	3,750,000	3,000,000	1,500,000

Option-Based Awards	N/A	N/A	1,500,000

Total At-Risk Compensation	10,594,000	9,188,250	7,610,700

Pension & Other Compensation	1,599,649	654,788	566,599

Total Compensation	13,593,649	11,143,038	9,477,299

2022 At-risk total direct compensation

(1)

Excellence Canada, an independent not-for-profit corporation dedicated to advancing organizational performance across Canada, awarded Bell Canada the Order of Excellence for Mental Health at Work. This certification recognizes Bell’s establishment of mental health at work best practices benchmarked against worldclass organizations, and the demonstrated impact of Bell’s mental health focus over several years.

(2)

Bell was recognized as one of “Canada’s Greenest Employers” in years 2017 to 2022 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the development of sustainability initiatives and environmental leadership, when compared to other employers in the same field.

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President and CEO compensation 10

2022 CEO look-back table – G. Cope (2018–2019) and M. Bibic (2020–2022)

The following table compares total direct compensation awarded to the President and CEO and actual value they received from their compensation over the last five years. Following our President and CEO transition in 2020, the table is based on awarded and actual compensation for G. Cope for 2018 and 2019 and for M. Bibic from 2020 to 2022. Actual compensation includes base salary, actual annual short-term incentive award, value of vested units at payout or value of units outstanding at December 31, 2022, value of stock options upon exercise or value of in-the-money stock options outstanding at December 31, 2022. CEO value is compared to value to shareholders, which represents the cumulative value of a $100 investment in BCE common shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

					Value of $100

Year	Total direct compensation awarded	(1)	Actual total direct compensation value as of December 31, 2022	(2)	Period	President And CEO	Shareholder

2018	$11,089,000		$12,215,738		2018-01-01 to 2022-12-31	$110	$130

2019	$11,737,900		$11,757,131		2019-01-01 to 2022-12-31	$100	$138

2020	$8,910,700		$7,872,350		2020-01-01 to 2022-12-31	$88	$118

2021	$10,488,250		$11,433,330		2021-01-01 to 2022-12-31	$109	$123

2022	$11,994,000		$11,439,080		2022-01-01 to 2022-12-31	$95	$96

					Average	$101	$121

(1)	Includes base salary, actual annual short-term incentive paid, and LTIP value at time of grant (RSUs, PSUs and stock options).

(2)

Includes base salary, actual annual short-term incentive, RSU/PSU value at vesting, exercised stock options (using exercise price) and outstanding units and in-the-money stock options at common share price on the Toronto Stock Exchange from December 30, 2022 of $59.49.

Ownership and value at risk

The table below shows the total vested and unvested BCE equity owned by M. Bibic as of December 31, 2022, valued using market value. His share ownership based on market value is 6.7 times his salary, and his total ownership and value at risk is $29 million.

	Ownership value/Vested value					Unvested value/Value not yet paid					Total ownership and value at risk

Holdings	Shares	DSUs	Vested options	(1)	Total vested	PSUs	RSUs	Unvested options	(1)	Total unvested

Number	21,060	136,146	380,571		537,777	146,392	171,305	393,701		711,398

Value (2)	$ 1,252,859	$ 8,099,326	$763,425		$10,115,610	$8,708,860	$10,190,934	$0		$18,899,794	$29,015,404

(1)	Represents the estimated gain from the exercise of the underlying options. Unvested options are underwater as of December 31, 2022.

(2)	Calculated using the closing BCE share price from December 30, 2022 of $59.49.

Compensation of our named executive officers 11

11	Compensation of our named executive officers

This section examines the compensation provided in 2022 to our President and CEO, our CFO, and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada (see detailed compensation discussion in section 10, entitled President and CEO compensation)

•	Glen LeBlanc, EVP and Chief Financial Officer, BCE Inc. and Bell Canada

•	Wade Oosterman, President, Bell Media and Vice Chair, BCE Inc. and Bell Canada
•	John Watson, Group President, Business Markets,

Customer Experience and AI

•	Blaik Kirby, Group President,

Consumer and Small & Medium Business

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis.

Glen LeBlanc EVP and Chief Financial Officer BCE Inc. and Bell Canada

Glen LeBlanc

Appointed Chief Financial Officer of BCE and Bell in 2015, Glen leads all Finance strategy and operations for the Bell group of companies.

Glen also serves as Bell’s Vice Chair, Atlantic, responsible for community and other initiatives across Atlantic Canada. Before his appointment as Bell CFO, he had served in the same role for Bell Aliant since 2006.

A board member of Maple Leaf Sports & Entertainment, Strongest Families Institute and the New Brunswick Business Council, Glen is a Fellow Chartered Professional Accountant (FCPA) and Fellow Certified Management Accountant (FCMA). He holds an ICD.D designation from Rotman and a Bachelor of Commerce from St. Mary’s University.

In 2022, G. LeBlanc received a $50,000 base salary increase, and an increase to his long-term incentive grant of $600,000 to reflect his tenure in role and to improve market alignment.

2022 Actual pay mix

	2022 ($)	2021 ($)	2020 ($)

Salary	725,000	675,000	675,000

At-Risk Compensation

Annual Short-Term Incentive Plan	941,775	982,125	602,100

RSU-Based Awards	1,125,000	825,000	825,000

PSU-Based Awards	1,125,000	825,000	412,500

Option-Based Awards	N/A	N/A	412,500

Total At-Risk Compensation	3,191,775	2,632,125	2,252,100

Pension & Other Compensation	660,436	767,654	504,042

Total Compensation	4,577,211	4,074,779	3,431,142

2022 At-risk total direct compensation

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Compensation of our named executive officers 11

Wade Oosterman President, Bell Media and Vice Chair, BCE Inc. and Bell Canada

Wade Oosterman

Guiding Bell Media’s strategic focus as Group President since 2015, Wade assumed operational leadership of Canada’s leading broadcasting, streaming, and content creation company in January 2021.

In this role, Wade. provides a broad strategic perspective in leveraging Bell platforms to accelerate Bell Media’s leadership across TV, radio, digital, and out-of-home, along with new ventures, content, and partnerships. Wade also acts in a senior advisory role on the BCE and Bell executive teams as Vice Chair.

Joining Bell in 2006 as President of Bell Mobility and Chief Brand Officer, Wade became President of Mobility and Residential Services in 2010, Group President in 2015, and Vice Chair in 2018. He holds an MBA from the Ivey Business School at Western University, and serves on the boards of Telephone and Data Systems and Stagwell Global Inc.

2022 Actual pay mix

	2022 ($)	2021 ($)	2020 ($)

Salary	900,000	900,000	900,000

At-Risk Compensation

Annual Short-Term Incentive Plan	1,080,000	1,201,500	802,800

RSU-Based Awards	1,250,000	1,250,000	1,250,000

PSU-Based Awards	1,250,000	1,250,000	625,000

Option-Based Awards	N/A	N/A	625,000

Total At-Risk Compensation	3,580,000	3,701,500	3,302,800

Pension & Other Compensation	395,794	310,327	346,057

Total Compensation	4,875,794	4,911,827	4,548,857

2022 At-risk total direct compensation

Compensation of our named executive officers 11

John Watson Group President, Business Markets, Customer Experience and AI

John Watson

John leads four of Bell’s key business segments, including Business Markets, Customer Operations, Field Services and Data Engineering and AI teams, as Group President, Business Markets, Customer Experience and AI.

Advancing Bell’s Customer First strategy by leveraging industry-leading investments in talent development, AI and digital advocacy, John is delivering an improved customer experience for Bell business, residential and wireless customers. Through a centre of excellence, he is also leveraging AI and digital innovation to provide additional leadership across Bell.

A leader in organizational development, John has lectured on business strategy, customer experience, AI, marketing, leadership and talent development. He brings over 24 years of Executive Officer experience, successfully managing large business units in the Canadian telecommunications sector.

2022 Actual pay mix

	2022 ($)	2021 ($)	2020 ($)

Salary	750,000	750,000	750,000

At-Risk Compensation

Annual Short-Term Incentive Plan	981,000	1,091,250	669,000

RSU-Based Awards	1,250,000	1,250,000	1,250,000

PSU-Based Awards	1,250,000	1,250,000	625,000

Option-Based Awards	N/A	N/A	625,000

Total At-Risk Compensation	3,481,000	3,591,250	3,169,000

Pension & Other Compensation	308,912	237,123	271,856

Total Compensation	4,539,912	4,578,373	4,190,856

2022 At-risk total direct compensation

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Compensation of our named executive officers 11

Blaik Kirby Group President, Consumer and Small & Medium Business

Blaik Kirby

Appointed Group President, Consumer and Small & Medium Business (SMB) in February 2022, Blaik leads the combined strengths of our wireless and wireline teams, including the dedicated executives for Consumer Sales & Marketing as well as a focused SMB organization.

Blaik is a 35-year veteran of the North American telecom industry who began his career as a repair technician for Bell in 1987. He re-joined Bell in 2005 as Vice President, Corporate Strategy, moved to Bell Mobility as Senior Vice President of Marketing and Sales, and was promoted to Chief Marketing Officer before becoming President of Mobility in 2015.

Blaik holds a Bachelor of Engineering Science degree from Western University, a Master of Engineering degree from the University of Toronto, and an MBA from the Ivey Business School at Western University. He also serves on the board of Glow Financial Services.

In 2022, B. Kirby received a $500,000 increase to his long-term incentive grant to reflect his tenure in role and internal relativity.

2022 Actual pay mix

Position	Group President, Consumer and Small & Medium Business	Group President, Bell Mobility & Bell Residential and Small Business	Group President, Bell Mobility & Bell Residential and Small Business

	2022 ($)	2021 ($)	2020 ($)

Salary	750,000	750,000	750,000

At-Risk Compensation

Annual Short-Term Incentive Plan	981,000	1,113,750	669,000

RSU-Based Awards	1,250,000	1,000,000	1,000,000

PSU-Based Awards	1,250,000	1,000,000	500,000

Option-Based Awards	N/A	N/A	500,000

Total At-Risk Compensation	3,481,000	3,113,750	2,669,000

Pension & Other Compensation	315,153	235,323	230,113

Total Compensation	4,546,153	4,099,073	3,649,113

2022 At-risk total direct compensation

Compensation of our named executive officers 11

11.1	Shareholder return performance graph

Five-year cumulative total return on $100 investment (1) and NEO compensation December 31, 2017 – December 31, 2022	(1) Based on BCE’s common share price on the TSX and assuming the reinvestment of dividends.

Five-year cumulative total return on $100 investment

	2017	2018	2019	2020	2021	2022

BCE Common Shares	100	94	111	106	136	130

S&P Global Ratings Canada/TSX Composite Index	100	91	112	118	148	139

NEO compensation

	2017	2018	2019	2020	2021	2022

NEO total direct compensation ($ millions)	24.9	27.8	29.3	23.4	26.6	28.9

NEO total direct compensation in 2022 as a percentage of 2022 total revenues is 0.1%. The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P Global Ratings Canada/TSX Composite Index for the five-year period ending December 31, 2022, assuming an initial investment of $100 on December 31, 2017, and quarterly reinvestment of all dividends. Also shown is the NEOs’ compensation over the same period. Compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and annualized LTIP grants of RSUs, PSUs and stock options. A large portion of total compensation is awarded in the form of equity, and the actual realized payouts related to those awards are linked more closely to the evolution of the Corporation’s share price and dividend growth than is reflected in the graph above.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P Global Ratings Canada/TSX composite index

As the headline index for the Canadian equity market, the S&P Global Ratings Canada/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based TSX-listed companies.

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Compensation of our named executive officers 11

11.2	Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO, and our three most highly compensated executive officers ranked by their total compensation.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis, and the footnotes to the table below.

Name and principal position	Year	Salary ($)	(1)	Share-based awards ($)	(2) (3)	Option-based awards ($)	(4)	Non-equity incentive plan compensation (annual incentive plans) ($)	(5)	Pension value ($)	(6)	All other compensation ($)	(7)	Total compensation ($)
Mirko Bibic President and CEO BCE Inc. and Bell Canada	2022	1,400,000		7,500,000		N/A		3,094,000		1,399,733		199,916		13,593,649
	2021	1,300,000		6,000,000		N/A		3,188,250		436,605		218,183		11,143,038
	2020	1,300,000		4,500,000		1,500,000		1,610,700		356,583		210,016		9,477,299
Glen LeBlanc EVP and CFO BCE Inc. and Bell Canada	2022	725,000		2,250,000		N/A		941,775		628,241		32,195		4,577,211
	2021	675,000		1,650,000		N/A		982,125		732,780		34,874		4,074,779
	2020	675,000		1,237,500		412,500		602,100		470,033		34,009		3,431,142
Wade Oosterman President, Bell Media and Vice Chair BCE Inc. and Bell Canada	2022	900,000		2,500,000		N/A		1,080,000		353,052		42,742		4,875,794
	2021	900,000		2,500,000		N/A		1,201,500		275,853		34,474		4,911,827
	2020	900,000		1,875,000		625,000		802,800		319,269		26,788		4,548,857
John Watson Group President, Business Markets, Customer Experience and AI	2022	750,000		2,500,000		N/A		981,000		270,664		38,248		4,539,912
	2021	750,000		2,500,000		N/A		1,091,250		200,079		37,044		4,578,373
	2020	750,000		1,875,000		625,000		669,000		233,257		38,599		4,190,856
Blaik Kirby Group President, Consumer and Small & Medium Business	2022	750,000		2,500,000		N/A		981,000		279,563		35,590		4,546,153
	2021	750,000		2,000,000		N/A		1,113,750		204,336		30,987		4,099,073
	2020	750,000		1,500,000		500,000		669,000		205,677		24,436		3,649,113

(1)	M. Bibic’s base salary increased from $1,300,000 to $1,400,000 and G. LeBlanc’s base salary increased from $675,000 to $725,000 to reflect tenure in role and better align compensation with peers.

(2)	The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards.

	2022		2021		2020
	February 22, 2022		March 10, 2021		February 25, 2020
	to December 31, 2024		to December 31, 2023		to December 31, 2022

	Grant date fair value (a)	Accounting fair value (b)	Grant date fair value (a)	Accounting fair value (b)	Grant date fair value (a)	Accounting value (b)

Share Price	$66.58	$65.16	$56.70	$61.30	$64.78	$62.90

Aggregate Difference	$368,213		$1,188,933		$318,339

Difference per Share	$1.42		$4.60		$1.88

(a)

The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective and is based on target performance.

(b)

Accounting fair value is amortized over the vesting period of the awards. This value reflects a blended value for RSUs and PSUs. Beginning in 2021, BCE started to use the Monte Carlo valuation methodology for the evaluation of accounting fair value of certain PSUs, with the introduction of the relative TSR market based performance measure, and follows requirements under IFRS 2 Share-based Payment for accounting purposes.

Compensation of our named executive officers 11

(3)

For 2021 and 2022, the values shown under this column were allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 50% of the total long-term incentive plan value in PSUs. In 2020, the plan policy was 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

	2022		2021		2020

Name	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)

M. Bibic	3,750,000	3,750,000	3,000,000	3,000,000	3,000,000	1,500,000

G. LeBlanc	1,125,000	1,125,000	825,000	825,000	825,000	412,500

W. Oosterman	1,250,000	1,250,000	1,250,000	1,250,000	1,250,000	625,000

J. Watson	1,250,000	1,250,000	1,250,000	1,250,000	1,250,000	625,000

B. Kirby	1,250,000	1,250,000	1,000,000	1,000,000	1,000,000	500,000

(4)

BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the Corporation’s dividend growth strategy instead of a fixed dividend yield. The main assumptions used in determining compensation fair value and financial statements value are described in the following table. No stock options were granted in 2021 or 2022.

	2020

Key assumptions	Fair value	Financial statements

Vesting Period	3 years	3 years

Dividend Yield	5.05%	5.00%

Expected Volatility	13.02%	12.00%

Risk-Free Interest Rate	1.31%	1.00%

Total Exercise Period	10 years	10 years

Expected Life	10 years	4 years

Binomial Value	$3.81	$1.55

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2020, is approximately $2.26 less per option, or $2,172,509, for the 961,287 stock options awarded to the NEOs during fiscal year 2020.

(5)	This column includes only the annual short-term incentive awards paid to the NEOs.

(6)

As described under section 11.5, entitled Pension arrangements, for all NEOs, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. In addition, for M. Bibic it includes the impact of reaching pension eligibility under the Bell Canada Defined Benefits Pension Plan and for G. LeBlanc, it includes the impact of his average pensionable earnings increase under the Bell Aliant Defined Benefit arrangements.

(7)

For M. Bibic, 2020, 2021 and 2022 amounts include perquisite allowance ($120,000). For all NEOs, All Other Compensation also includes Corporation contributions under the Employees’ Savings Plan and company-paid life insurance premiums and gross-up payments. Perquisites and other personal benefits that do not exceed in aggregate $50,000 or 10% of the fiscal year’s salary are not included.

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Compensation of our named executive officers 11

11.3	Incentive plan awards

Outstanding unexercised option-based awards and unvested share-based awards

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2022. Refer to section 9.6, entitled 2022 Compensation elements, under the heading Long-term incentive plan, for key features of the plans.

	Option-based awards										Share-based awards

		Number of securities underlying unexercised options										Market or payout		Market or payout

Name	Grant date	Vested	Not vested	Total options	Option exercise price ($)	(1)	Option expiration date	(2)	Value of unexercised in-the-money options ($)	(3)	Number of shares or units of shares that have not vested	Value of share-based awards that have not vested ($)	(4)	value of share-based awards not paid out or distributed ($)	(4)

M. Bibic	2020-02-25	0	393,701	393,701	64.78		2030-02-24		0		234,295	13,938,216		13,060,949

	2019-02-26	158,228	0	158,228	58.35		2029-02-25		180,380

	2018-11-12	42,065	0	42,065	54.05		2025-02-26		228,834

	2018-02-27	98,685	0	98,685	56.62		2025-02-26		283,226

	2017-02-28	81,593	0	81,593	58.62		2024-02-27		70,986

G. LeBlanc	2020-02-25	0	108,268	108,268	64.78		2030-02-24		0		67,370	4,007,857		13,054,052

	2019-02-26	104,431	0	104,431	58.35		2029-02-25		119,051

	2018-02-27	109,650	0	109,650	56.62		2025-02-26		314,696

W. Oosterman	2020-02-25	0	164,042	164,042	64.78		2030-02-24		0		87,827	5,224,810		65,463,916

	2019-02-26	284,811	0	284,811	58.35		2029-02-25		324,685

J. Watson	2020-02-25	0	164,042	164,042	64.78		2030-02-24		0		87,827	5,224,810		7,009,705

	2019-02-26	94,937	0	94,937	58.35		2029-02-25		108,228

	2017-02-28	97,912	0	97,912	58.62		2024-02-27		85,183

B. Kirby	2020-02-25	0	131,234	131,234	64.78		2030-02-24		0		78,100	4,646,157		4,240,882

	2019-02-26	79,114	0	79,114	58.35		2029-02-25		90,190

	2018-02-27	91,375	0	91,375	56.62		2025-02-26		262,246

	2017-02-28	65,275	0	65,275	58.62		2024-02-27		56,789

	2016-02-29	63,939	0	63,939	58.39		2023-02-28		70,333

(1)

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.

(2)

The term of any option may not exceed ten years from the effective date of the grant. From 2011 to 2018, options were granted with a seven-year term. In 2019 and 2020, options were granted with a ten-year term. The Compensation Committee can always recommend and the Board approve another option term at the time of grant as long as the maximum ten-year expiry date is respected.

(3)

The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022, i.e. $59.49, less the exercise price of those options. Options with exercise price above closing price are considered to be out-of-the-money.

(4)

The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022, i.e. $59.49, times the number of share units held by the employee in the RSU, PSU, DSU and DSP plans, as applicable, on December 31, 2022, with PSUs vesting at 108% of target.

Compensation of our named executive officers 11

Incentive plan awards – value vested or earned during the year

The following table summarizes option-based awards and share-based awards that vested during 2022 as well as annual short-term incentive awards earned during 2022. Refer to section 9.6, entitled 2022 Compensation elements, under the headings Long-term incentive plan, and Annual short-term incentive, for the key features of the plans.

	Option-based awards			Share-based awards				Non-equity incentive plan compensation

Name	Vesting date	Value vested during the year ($)	(1)	Value on vesting date ($)	(2)	Value vested during the year ($)	(2)	Value earned during the year ($)	(3)

M. Bibic	2022-02-25	180,380		4,961,650		4,961,650		3,094,000

G. LeBlanc	2022-02-25	119,051		1,364,475		1,364,475		941,775

W. Oosterman	2022-02-25	324,685		2,067,428		2,067,428		1,080,000

J. Watson	2022-02-25	108,228		2,067,428		2,067,427		981,000

B. Kirby	2022-02-25	90,190		1,674,846		1,674,846		981,000

(1)

The options granted on February 26, 2019, vested in full on February 25, 2022. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $67.15.

(2)

The RSUs and PSUs granted on February 25, 2020 vested in full on December 31, 2022, with PSUs vesting at 108% of target. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $59.49.

(3)

These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2022 annual short-term incentive awards paid in cash and/or in DSUs.

The following table lists the number and net value of options that were exercised during 2022 by each NEO.

Name	Number of shares acquired on exercise	Exercise price	Net value realized upon exercise	(1)

M. Bibic	79,924	$67.82	$753,815

G. LeBlanc	–	–	–

W. Oosterman	345,935	$69.69	$4,194,206

J. Watson	109,650	$67.21	$1,160,811

B. Kirby	53,164	$66.61	$581,572

(1)	This amount is calculated based on the differences between the exercise price and the market price of the shares at the time of exercise.

Stock option plan

The stock option plan was established in 1999. It was available to officers and other employees of the Corporation and its subsidiaries who, in the opinion of the Compensation Committee, have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. From 2011 to 2018, options were granted with a seven-year term and three-year cliff vesting. In 2019 and 2020, options were granted with a ten-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval.

However, the Compensation Committee may not, without shareholder approval:

•	increase the number of common shares that can be issued under the stock option plan

•	reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

•	extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan

•	change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes

•	make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, or

•	make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

There were no amendments to the stock option plan in 2022, and no stock options were granted under the plan.

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Compensation of our named executive officers 11

Securities authorized for issuance under equity compensation plans

Name	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)		Weighted average exercise price of outstanding options, warrants and rights ($) (B)		Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (A) (C)

Equity compensation plans approved by security holders	–		–		–

Equity compensation plans not approved by security holders	8,027,739	(1)	61	(2)	9,874,092	(3)

Total	8,027,739		61		9,874,092

(1)	This number includes 225,631 BCE common shares issuable under the DSP.

(2)	Weighted average exercise price does not include DSP units.

(3)	This number includes 4,360,087 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2022.

	Common shares issuable (1)				Common shares issued to date				Common shares under outstanding options

	Number		%	(2)	Number		%	(2)	Number	%	(2)

BCE Inc. Stock Option Plan (1999)	12,286,751	(3)	1.3		37,407,154		4.1		7,802,108	0.9

Employees’ Savings Plans (1970) and (2000)	4,360,087	(4)	0.5		25,728,662		2.8		N/A	N/A

Bell Aliant Inc. Deferred Share Plan (DSP)	1,254,993	(5)	0.1		76,418	(5)	0.0		N/A	N/A

(1)

This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options, deferred shares and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.

(2)	Outstanding BCE common shares as at December 31, 2022 = 911,982,866.

(3)

Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

(4)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

(5)

1,331,411 BCE common shares were listed and reserved for issuance under the Bell Aliant Inc. Deferred Share Plan (DSP), established in 2006 and assumed by BCE on the acquisition of Bell Aliant in 2014. Deferred shares track the BCE common share price, with dividend reinvestment, and can be settled in either BCE common shares or cash equivalent. Common shares issued to date represents the number of common shares issued under the plan since the date of acquisition of Bell Aliant Inc. The DSP is a closed plan and, as of December 31, 2022, all units held under the DSP are vested. Vested deferred shares granted under the DSP must be exercised by the second anniversary of the participant’s departure from the company.

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2022	2021	2020

Dilution (1)	0.9%	1.2%	1.7%

Overhang (2)	1.3%	1.7%	2.2%

Burn Rate (3)	N/A	N/A	0.4%

(1)	(Total options outstanding) ÷ (total common shares outstanding).

(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).

(3)	(Total options granted during the fiscal year) ÷ (weighted average number of common shares outstanding during the fiscal year). No stock options were granted in 2021 or 2022.

Compensation of our named executive officers 11

11.4	Employees’ savings plan (ESP)

The BCE Inc. ESP is designed to encourage our employees and those of our participating subsidiaries in Canada to own shares of the Corporation.

The ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Under this plan, regular employees who have completed at least six months of recognized service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can invest up to 12% of their basic salaries through regular payroll deductions to buy BCE common shares. The employer matches one-third of the employee’s contribution up to a maximum of 2% of the employee’s annual basic salary. The employer contributions and the associated dividends are subject to a two-year vesting period, which means that shares are purchased with the employer contributions and associated dividends reinvested on the condition that shares purchased with employee contributions remain in the Plan for a two-year period and then become available in the employee’s account. Upon the employee’s departure, except upon involuntary termination, retirement or death, the unvested employer contributions and associated dividends are forfeited.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. Employer contributions are always purchased on the open market. Since January 6, 2017, employee contributions have normally been purchased on the open market, except in 2019 when 1,231,479 common shares were issued from BCE treasury to fill a portion of the purchases for employee contributions.

The number of shares that may be issued under the ESP to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESP is not assignable.

Under the terms of the ESP, the Board has the authority to modify the ESP without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable legal or regulatory requirements.

However, the Board may not, without shareholder approval:

•	amend the limit on employee contribution

•	amend the offering period to more than 27 months

•	introduce a discount purchase price

•	amend the maximum Corporation contribution

•	increase the number of common shares issuable pursuant to the ESP, or

•	allow for a potential dilution associated with the ESP, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

No changes were made to the ESP in 2022.

11.5	Pension arrangements

Defined contribution arrangements

The DC basic plan is the sum of:

•	Employee contributions: Employee may contribute up to a maximum of 12% of pensionable earnings, subject to the ITA limit

•	Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%

•	Employee contributions are made into the registered DC plan arrangement while employer contributions are made first into the registered DC plan arrangement, with any excess in the DC notional account.

a.	Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant chooses how to invest the contributions made in their registered account and the rate of return earned will depend on this choice and investment performance. Employee contributions, employer contributions and any investment returns vest immediately. The sum of employee and employer contributions is limited annually to the maximum allowed under the ITA for registered pension plans.

b.	DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions by the employee stop and deemed employer contributions start to accumulate in the employee’s DC Notional Account. The DC Notional Account is credited with the rate of return of the investment funds chosen by the employee. The employee chooses the investment funds that will be used to track the rate of return on the contributions made in their DC Notional Account from the same selection of funds available for investing the Registered DC Plan contributions. This DC Notional Account accumulates until termination of employment or retirement, at which point it is paid in cash instalments over five or 10 years, depending on the size of the account, and is taxable to the employee.

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Compensation of our named executive officers 11

Defined contribution supplementary executive retirement plan (DC SERP)

The CEO and all EVPs, including NEOs, hired or appointed to an EVP officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an EVP officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions and related investment returns accumulated in their accounts under the DC Basic Plan (registered DC plan arrangement and DC notional account) while serving as an EVP officer.

Once an EVP officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age plus years of service) to 3.0 upon reaching 80 points is applied to employer contributions and related investment returns in the DC Basic Plan. An EVP officer may therefore accumulate, while an EVP officer (through employer contributions and the related multiplier) up to a maximum of 18% of their pensionable earnings plus related investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan; less

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan at the date they became an officer.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The company pays the entire cost of the DC SERP. This benefit is payable in cash instalments over five or 10 years, depending on the size, starting at termination of employment or retirement and is taxable to the employee. The DC SERP, by its nature, does not include any indexation provision.

The following table shows amounts from all the Corporation’s DC arrangements for the NEOs.

Name	Name of the arrangement		Balance as of December 31, 2021 ($)	Compensatory ($)	(1)	Non- compensatory ($)	(2)	Balance as of December 31, 2022 ($)

M. Bibic	DC Basic Plan	(3)	1,726,348	275,180		(197,973)		1,803,555

	DC SERP	(4)	1,859,552	440,287		(164,431)		2,135,408

	Total		3,585,900	715,467		(362,404)		3,938,963

G. LeBlanc	DC Basic Plan	(3)	900,035	102,370		(56,583)		945,822

	DC SERP	(4)	1,656,342	204,740		(118,090)		1,742,992

	Total		2,556,377	307,110		(174,673)		2,688,814

W. Oosterman	DC Basic Plan	(3)	3,840,951	126,090		(417,108)		3,549,933

	DC SERP	(4)	6,505,516	226,962		(385,225)		6,347,253

	Total		10,346,467	353,052		(802,333)		9,897,186

J. Watson	DC Basic Plan	(3)	1,974,659	110,475		54,945		2,140,079

	DC SERP	(4)	2,620,166	160,189		249,897		3,030,252

	Total		4,594,825	270,664		304,842		5,170,331

B. Kirby	DC Basic Plan	(3)	2,423,273	111,825		(141,035)		2,394,063

	DC SERP	(4)	2,088,070	167,738		(64,094)		2,191,714

	Total		4,511,343	279,563		(205,129)		4,585,777

(1)	Employer contribution in 2022 for the DC arrangements including the multiplier impact for the DC SERP.

(2)	For DC Basic Plan: Employee contribution and investment return. For DC SERP: Investment return, accumulated benefits upon reaching eligibility for the DC SERP and impact of increment in multiplier.

(3)	DC Basic Plan includes the registered DC plan arrangement and the DC notional account.

(4)	As of December 31, 2022, these NEOs were eligible for the following SERP multipliers:

Name	Age	Service	Points	Multiplier

M. Bibic	55.5	19.0	74.5	2.70×

G. LeBlanc	55.4	29.3	84.7	3.00×

W. Oosterman	62.2	16.4	78.6	2.90×

J. Watson	58.9	12.6	71.5	2.55×

B. Kirby	55.0	17.9	72.9	2.60×

Compensation of our named executive officers 11

Defined benefit arrangements

M. Bibic participated in the Bell Canada Defined Benefit pension arrangement for one year up to December 31, 2004, after which he transferred to the Defined Contribution arrangement. His service under the plan is frozen at 1.0 years of credited service. Future pensionable earnings will be taken into account in the calculation of M. Bibic’s pension under this plan arrangement.

The plan provides M. Bibic an annual pension from age 65 of 1.2% of the Year’s Maximum Pensionable Earnings of the year (YMPE); and 1.7% of M. Bibic’s average annual pay during the best 60 consecutive months of pensionable earnings (AAPE) in excess of the YMPE.

a.	Registered DB Plan arrangement

The Registered DB Plan Arrangement is a component of the Bell Canada Pension Plan. This arrangement is calculated using the AAPE in which the participant’s compensation produces the highest average. However, it is limited to the maximum allowed under the Income Tax Act for registered pension plans. Benefits are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

b.	Excess DB pension

The excess pension is the pension amount that exceeds the ITA limit on registered pension plans. The entire cost of the excess pension is paid by the Corporation.

This benefit is payable only upon retirement or death after age 55. Benefits are also partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

The following table shows information from these Defined Benefit arrangements.

Name	Number of frozen years credited service	(1)	Annual benefits payable				Accrued obligation at start of year ($)	(4)	Compensatory change ($)	(5)	Non- compensatory change ($)	(6)	Accrued obligation at year end ($)	(7)
			At year end ($)	(2)	At age 65 ($)	(3)

M. Bibic	1.0		31,402		44,073		44,870		684,266		(164,510)		564,626

(1)	Frozen years of credited service up to December 31, 2004.

(2)

Annual pension accrued at year end is based on reduced immediate pension payable at age 55.5 based on frozen credited service as of December 31, 2004, and average pensionable earnings as of December 31, 2022. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the company.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2004, and average pensionable earnings as of December 31, 2022.

(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 3.2% and indexation of 2.0% annually.

(5)

The compensatory change for 2022 represents the impact of M. Bibic first qualifying for the excess pension over the ITA limit on registered pension plans and a decrease in the early reduction for immediate pension due to reaching 55 years of age in 2022 as well as the increase in his average pensionable earnings as at December 31, 2022.

(6)

The non-compensatory change represents the impact of the discount rate (increase from 3.2% at December 31, 2021 to 5.3% at December 31, 2022), the annual pension indexation and the change in YMPE (established and revised annually for the purposes of the Canada/Québec Pension Plan) on the accrued obligation.

(7)	Accrued obligation at year end 2022 is calculated using the following key assumptions: discount rate of 5.3%, indexation of 1.54% before age 65 and indexation of 1.65% after age 65 annually.

G. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014; accrual of pensionable service under these plans was frozen as of that date. Future pensionable earnings will be taken into account in the calculation of G. LeBlanc’s pension under these plans. These plans include indexation provisions.

The plans provide G. LeBlanc an annual pension of 1.5% of the better of the best 60 consecutive months’ or best five calendar years’ average pensionable earnings at retirement for each credited year of service before 2005, plus 1.7% of the best 36 consecutive months’ average pensionable earnings at retirement for each credited year of service on or after 2005. Pensionable earnings include salary and short-term incentive payments. At age 65, the pension benefit for service before 2005 is reduced to reflect benefits from the Canada Pension Plan. G. LeBlanc’s supplemental arrangement provides a survivor pension equal to 60% of G. LeBlanc’s pension benefit.

The following table shows information from these defined benefit arrangements.

Name	Number of frozen years credited service	(1)	Annual benefits payable				Accrued obligation at start of year ($)	(4)	Compensatory change ($)	(5)	Non- Compensatory change ($)	(6)	Accrued obligation at year end ($)	(7)
			At year end ($)	(2)	At age 65 ($)	(3)

G. LeBlanc	21.3		525,200		521,000		14,571,708		321,131		(3,994,511)		10,898,328

(1)

Frozen years of credited service up to December 31, 2014 excludes an additional four years of service recognized only for pension eligibility purposes under the Bell Aliant DB supplemental arrangement.

(2)

Annual pension accrued at year end is based on unreduced immediate pension payable at age 55.4 based on frozen credited service as of December 31, 2014, and average pensionable earnings as of December 31, 2022. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the company.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2014, and average pensionable earnings as of December 31, 2022.

(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 3.2% and indexation of 2.0% annually.

(5)	The compensatory change for 2022 represents the impact of the increase in G. LeBlanc’s average pensionable earnings as at December 31, 2022.

(6)

The non-compensatory change represents the impact of the discount rate (increase from 3.2% at December 31, 2021 to 5.3% at December 31, 2022) and the change in YMPE (established and revised annually for the purposes of the Canada/Québec Pension Plan) on the accrued obligation.

(7)	Accrued obligation at year end 2022 is calculated using the following key assumptions: discount rate of 5.3% and indexation of 2.0% annually.

74            BCE INC. 2023 PROXY CIRCULAR

Compensation of our named executive officers 11

11.6	Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of a NEO’s employment or a change-in-control. The Compensation Committee has the authority to depart from these standard provisions at the time a stock option, an RSU or a PSU is granted.

Stock options

Event

Voluntary resignation	All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.

Termination without cause (other than following a change-in-control)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement (1)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death	All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change-in-control	If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change-in-control, unvested options can be exercised for a period of 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs and PSUs

Event	RSUs	PSUs

Voluntary resignation	All outstanding unvested grants are forfeited on the event date.

Termination for cause	All outstanding unvested grants are forfeited on the event date.

Termination without cause (other than following a change-in-control (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Retirement (1) (2)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.

Change-in-control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change-in-control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)

In the event a participant elected to receive 2020, 2021 or 2022 RSUs in the form of DSUs, unvested DSUs will be paid by December 31 of the year after the year of departure in accordance with Income Tax Act requirements, but the employee will remain subject to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

(2)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

Compensation of our named executive officers 11

Estimated payments for named executive officers upon termination of employment or change-in-control

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change-in-control. Amounts were calculated as if termination had occurred on December 31, 2022.

Mirko Bibic

The terms applicable in the event of different termination scenarios, which were agreed upon on M. Bibic’s appointment as President and CEO, are described in the table below.

Event	Notice period ($)	(1)	Severance ($)	(2)	2022 short-term award ($)		Additional pension benefits ($)	(3)	Perquisites ($)	(4)	RSUs ($)	(5) (6)	PSUs ($)	(5)	Stock options ($)	(7)	Total ($)	Benefits	(4)

Termination without cause (other than following a change-in-control)	–		7,598,950		–	(8)	1,573,442		–		2,447,610		–		–		11,620,002	24-month extension

Termination for cause	–		–		–		–		–		–		–		–		–	–

Voluntary resignation	466,667		–		–		–		40,000		–		–		–		506,667	4-month extension

Long-term disability (LTD) (9)	–		7,598,950		–	(8)	1,573,442		–		2,447,610		–		–		11,620,002	Until age 65

Death	–		–		–	(8)	–		–		6,969,141		6,969,075		–		13,938,216	–

Retirement (10)	–		–		–		–		–		2,447,610		–		–		2,447,610	–

Termination without cause following a change-in-control (11)	–		7,598,950		–	(8)	1,573,442		–		6,969,141		6,969,075		–		23,110,608	24-month extension

(1)

In case of voluntary resignation, M. Bibic must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying M. Bibic’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.

(2)

The 24-month severance is calculated using M. Bibic’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. M. Bibic’s average annual short-term incentive award for 2020 and 2021 was $2,399,475. Severance is payable in equal instalments over a 24-month period.

(3)

Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. The additional pension value will be credited to M. Bibic’s DC notional account. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if M. Bibic had remained employed during such 24-month period, such amount being payable in accordance with the terms of the plans. Refer to section 11.5, entitled Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, M. Bibic will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation.

(4)

Upon a termination event other than termination for cause, voluntary resignation, death and retirement, healthcare benefits (medical, dental and vision coverage), including the use of the Health Reimbursement Account (HRA) will be maintained for 24 months. The following benefits will cease as of termination date: remaining benefits (including short- and long-term disability plans), perquisite allowance, executive health assessment, concierge medicine program, vacation, parking and security system. Outplacement services will also be provided as per the policy for senior executives. In the event of alternate employment, with substantially similar benefits within the 24-month period, healthcare benefits including the use of the HRA will cease immediately. Upon LTD, M. Bibic will receive LTD benefits and the Corporation’s medical, dental and vision plans in accordance with the Corporation’s LTD plan up to age 65 or until he is no longer considered as totally disabled under the LTD plan.

(5)

If M. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2022, M. Bibic had the following holdings under both plans, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022 of $59.49. Accelerated vesting in case of death was also calculated using the same price.

Plan	Number of units held	Value as of December 31, 2022

RSUs	76,005	4,521,531

PSUs	117,147	6,969,075

(6)

In compliance with Income Tax Act requirements, the company will pay unvested 2022 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2023, DSU payout will occur at time of vesting (December 31, 2024). As of December 31, 2022, M. Bibic had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022, of $59.49, in unvested DSUs:

Plan	Number of units held	Value as of December 31, 2022

RSUs	41,143	2,447,610

(7)

If M. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2020 until their expiry date. In case of death, resignation for good reason or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022 of $59.49. The 2020 options’ exercise price was above closing price and are considered to be out-of-the-money. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for M. Bibic.

(8)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2022 is disclosed in section 11.2, entitled Summary compensation table.

(9)

30 days after becoming totally disabled, M. Bibic is deemed to have resigned from his position and becomes eligible to receive termination payments identical to those applicable in case of termination without cause. M. Bibic will receive benefits and payments under the Corporation’s LTD plan until age 65 or until M. Bibic is no longer considered as totally disabled under the LTD plan (continuation of healthcare benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD, which provides for continued participation.

(10)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

(11)

Under M. Bibic’s agreement, resignation for good reason may only take place during the 18 months following a change-in-control (defined as acquisition of more than 50% of the common shares of BCE Inc. or Bell Canada by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) M. Bibic is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in M. Bibic’s compensation.

76            BCE INC. 2023 PROXY CIRCULAR

Compensation of our named executive officers 11

The payments and benefits described in the table on the previous page are subject to M. Bibic’s compliance with the 12-month non-competition (in Canada), the 24-month non-solicitation and the non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by M. Bibic to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, M. Bibic’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

Other named executive officers

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2022.

Name	Event	Severance ($)	(1)	RSUs ($)	(2) (3)	PSUs ($)	(4)	Stock options ($)	(5)	Total ($)

G. LeBlanc (6)	Termination without cause (other than following a change-in-control)	3,190,000		–		–		–		3,190,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,003,929		2,003,929		–		4,007,857

	Retirement (10)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	3,190,000		2,003,929		2,003,929		–		7,197,857

W. Oosterman (7)	Termination without cause (other than following a change-in-control)	–		–		–		–		–

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,612,405		2,612,405		–		5,224,810

	Retirement (10)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	–		2,612,405		2,612,405		–		5,224,810

J. Watson (8)	Termination without cause (other than following a change-in-control)	2,475,000		–		–		–		2,475,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,612,405		2,612,405		–		5,224,810

	Retirement (10)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	2,475,000		2,612,405		2,612,405		–		5,224,810

B. Kirby (9)	Termination without cause (other than following a change-in-control)	3,300,000		1,165,543		–		–		4,465,543

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,323,111		2,323,046		–		4,646,157

	Retirement (10)	–		1,165,543		–		–		1,165,543

	Termination without cause in the 18 months following a change-in-control	3,300,000		2,323,111		2,323,046		–		7,946,157

(1)

For G. LeBlanc, J. Watson and B. Kirby, this represents the severance indemnity payable in accordance with their respective employment agreements, as detailed in footnotes (6), (8) and (9) below. There are no special severance provisions in the event of a termination without cause following a change-in-control for G. LeBlanc J. Watson and B. Kirby, and such termination would therefore trigger the provisions set forth for termination without cause, if any.

Compensation of our named executive officers 11

(2)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2022, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022, of $59.49, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

Name	Number of units held	Value as of December 31, 2022

G. LeBlanc	33,685	$2,003,929

W. Oosterman	43,913	$2,612,405

J. Watson	43,913	$2,612,405

B. Kirby	19,458	$1,157,568

(3)

In compliance with Income Tax Act requirements, the company will pay unvested 2022 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2023, DSU payout will occur at time of vesting (December 31, 2024). As of December 31, 2022, our NEOs had the following holdings evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022, of $59.49, in unvested DSUs:

Name	Number of units held	Value as of December 31, 2022

B. Kirby	19,592	$1,165,543

(4)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2022, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 30, 2022, of $59.49, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

Name	Number of units held	Value as of December 31, 2022

G. LeBlanc	33,685	$2,003,929

W. Oosterman	43,913	$2,612,405

J. Watson	43,913	$2,612,405

B. Kirby	39,049	$2,323,046

(5)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted between 2014 and 2020 until their expiry. In case of death or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 30, 2022 of $59.49. The 2020 options’ exercise price was above closing price and are considered to be out-of-the-money. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for our NEOs.

(6)

G. LeBlanc’s employment agreement provides for the payment of a severance indemnity equal to 24 months of G. LeBlanc’s base salary and annual short-term incentive award at target in effect at the time of termination if G. LeBlanc’s employment is terminated by the Corporation other than for cause. This payment is subject to G. LeBlanc’s compliance with the 12-month non-competition (in Canada) and release provisions of G. LeBlanc’s employment agreement.

(7)

W. Oosterman’s employment agreement was amended in August 2018 indicating that in consideration of additional LTIP grants received in 2018 and 2019, W. Oosterman would no longer have any entitlement to the payment of a severance indemnity at the time of W. Oosterman’s departure from the Corporation for any reason on or after January 1, 2021.

(8)

J. Watson’s employment agreement provides for the payment of a severance indemnity equal to 18 months of J. Watson’s base salary and annual short-term incentive award at target in effect at the time of termination if J. Watson’s employment is terminated by the Corporation other than for cause. This payment is subject to J. Watson’s compliance with the 12-month non-competition (in Canada) and release provisions of J. Watson’s employment agreement.

(9)

Even though there is no formal agreement between B. Kirby and the Corporation with respect to severance in the event of termination without cause, a severance indemnity equal to 24 months of B. Kirby’s base salary and annual short-term incentive award at target has been estimated based on B. Kirby’s seniority and years of service.

(10)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

78            BCE INC. 2023 PROXY CIRCULAR

Other important information 12

12	Other important information

12.1	Interest of informed persons in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2	Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3	Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation that exceeds the 10% threshold mentioned above to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares;

•	at least 80% of the members of the carrier company’s board of directors are Canadian; and

•	the carrier company must not be controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company (subject to ownership rules), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares; and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians;

•	refuse to register a transfer of voting shares to a non-Canadian; and

•	force a non-Canadian to sell the non-Canadian’s voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

Schedule A – Withdrawn shareholder proposal 13

12.4	How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2022. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are available on our website. You can also request a copy of these documents, as well as the documents listed below, at no charge:

•	our most recent annual financial report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report

•	any interim financial reports that were filed after the financial statements for our most recently completed financial year

•	our MD&A for the interim periods

•	the circular for our most recent annual shareholder meeting

•	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact BCE’s proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@TMX.com or by telephone at 1-866-406-2287 (North American toll free) or 201-806-7301 (outside of North America) for service in English and French.

12.5	Shareholder proposals for our 2024 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2024 annual shareholder meeting.

Your proposals must be received by us during the period beginning on December 6, 2023 and ending on February 5, 2024.

13  Schedule A – Withdrawn shareholder proposal

One shareholder proposal was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), being an investor holding at least $2,000 worth of BCE common shares and the head office of which is located at 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3, for consideration at the meeting and was withdrawn after discussion with BCE. As requested by MÉDAC, the full text of the proposal and supporting comments are set out in italics below (translation from the original proposal submitted by MÉDAC in French), as well as the Board’s comments with respect to the proposal.

Withdrawn proposal – disclosure of languages mastered by directors

It is proposed that the languages mastered by directors be disclosed in the skills and expertise matrix in the circular.

In recent years, a number of public controversies over language have tarnished the reputation of major public companies with respect to their social responsibility and their interpretation of their duties and obligations regarding diversity, inherent in our societies. Language is in the heart of our democratic institutions and is a fundamental attribute of the community.

Such situations, harmful in every respect, must be avoided. To this end – and for several other reasons – it is appropriate for all interested parties (stakeholders) to know, through formal and official disclosure, the languages mastered by the company’s directors. Obviously, “mastered” means a level of language sufficient to permit its widespread use in all spheres of activity of persons, both legal and natural; a level of language sufficient to enable each director to fulfil his or her duties and functions fully and completely.

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

Our “competency” matrix includes languages mastered by directors. For a language to be included in the matrix, the director must have a level of proficiency in that language that is sufficient to enable the director to use it in all facets of life, including the performance of the duties and functions of a director.

80            BCE INC. 2023 PROXY CIRCULAR

Caution regarding forward-looking statements 14

14  Caution regarding forward-looking statements

This circular contains forward-looking statements including, without limitation, statements relating to our approach to compensation, BCE’s 2023 annualized common share dividend, BCE’s anticipated investment in broadband infrastructure as part of the AHSIP and related network deployment plans and the benefits expected to result therefrom, our environmental, social and governance (ESG) objectives and the benefits expected to result therefrom (which include, without limitation, our objectives concerning diversity, equity, inclusion and belonging (DEIB), community investment, corporate governance and ethical business conduct leadership and reductions in the level of our greenhouse gas (GHG) emissions), BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this circular describe our expectations as at March 2, 2023 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution against relying on any of these forward-looking statements. Forward-looking statements are presented in this circular for the purpose of assisting readers in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this circular, which include, without limitation, the assumptions described in the various subsections of BCE’s MD&A dated March 2, 2023 entitled Assumptions, which subsections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable at March 2, 2023. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this circular include, but are not limited to, the risks described in section 9, Business risks of BCE’s MD&A dated March 2, 2023, which section is incorporated by reference in this cautionary statement.

Forward-looking statements contained in this circular for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. They assume, unless otherwise indicated, that the relevant assumptions and risks described in BCE’s MD&A dated March 2, 2023 will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

We caution readers that the risk factors described in the previously-mentioned section and in other sections of BCE’s MD&A dated March 2, 2023 are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 2, 2023. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

BCE.CA